24-10122



AMENDMENT NO. 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 1-A /A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

DAVIS HOMES, LLC
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

C. Richard Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Karen Ball Woods, Esq.
Jeffrey B. Bailey, Esq.
Bose McKinney & Evans LLP
2700 First Indiana Plaza
135 N. Pennsylvania Street
Indianapolis, Indiana 46204


PROCESSED
OCT 11 2005
THOMSON
FINANCIAL

1521	35-1939865
(Primary standard industrial Classification Code Number)	(I.R.S. Employer Identification Number

644455.1

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

ITEM 1. **Significant Parties**

(a) Managers

Charles R. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

C. Richard Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Bradley C. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Michael B. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(b) Officers

Charles R. Davis
President and Chief Executive Officer
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

C. Richard Davis
Executive Vice President
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Bradley C. Davis
Executive Vice President
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Michael B. Davis
Executive Vice President
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Jerry Crone
Chief Financial Officer
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(c) Managing Member

Davis Holding Corporation
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(d) Davis Investments, L.P.

(e) C. Richard Davis
Michael B. Davis
Bradley C. Davis

(f) None

(g) Davis Holding Corporation
Davis Homes of Florida, LLC
Davis Financial Services, LLC
Davis Wholesale, LLC
Davis Properties, LLC
Home Guaranty Corporation, LLC
Creekside Square Apartments, L.P.
Creekside Square Apartments II, L.P.
Hanna Village Apartments, L.P.
Centennial Management, LLC
Davis Realty, Inc.
First Fidelity & Guaranty Company
Autumn Chase Apartments, L.P.
Walnut Manor Apartments, L.P.
Ft. Harrison Housing, L.P.
Davis Family Properties, LLC
White River Associates, L.P.
White River Associates, Inc.
Cedar Ridge Associates, L.P.

(h) C. Richard Davis, Esq.
Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(i) Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(j) Frank D. Neese
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Dawn Barringer
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(k) Frank D. Neese
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(l) N/A

(m) Karen Ball Woods, Esq.
Jeffrey B. Bailey, Esq.
Bose McKinney & Evans LLP
Suite 2700, First Indiana Plaza
135 N. Pennsylvania Street
Indianapolis, Indiana 46204

ITEM 2. **Application of Rule 262**

(a) No

(b) N/A

ITEM 3. **Affiliate Sales**

N/A

ITEM 4. **Jurisdictions in which Securities are to be offered**

(a) Illinois, Indiana and Tennessee

(b) None

ITEM 5. **Unregistered Securities issued or sold within one year**

None

ITEM 6. **Other Present or Proposed Offerings**

None

ITEM 7. **Marketing Arrangements**

None

ITEM 8. **Relationship with Issuer of Experts Named in Offering Statement**

An opinion as to the validity of the Notes will be offered by C. Richard Davis, Esq., who is a Director and Executive Vice President of Davis Holding Corporation, the managing member of Davis Homes, LLC, and is a limited partner (with a 33% interest) of Davis Investments, L.P., which owns 99% of Davis Homes, LLC.

ITEM 9. **Use of a Solicitation of Interest Document**

None

OFFERING CIRCULAR

DAVIS HOMES, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800

SERIES 2005 SUBORDINATED NOTES
$2,650,000 Minimum
$5,000,000 Maximum

Davis Homes, LLC (the "Company") is offering a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2005 Subordinated Notes (the "Notes") with an interest rate of 9.5% and a maturity date of ____________, 2015.

The Notes will bear interest from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year commencing on January 1, 2006 (for the period from the date of issuance through December 31, 2005). The Notes will be issued only in denominations of $1,000 and integral multiples thereof, subject to a minimum initial purchase of $5,000. The Company will accept the tender of a maximum of $1,500,000 of its currently outstanding subordinated notes which mature on June 30, 2006, as consideration for purchase of the Notes.

The Notes are redeemable at any time on or after July 1, 2006, at the option of the Company, in whole or in part at 100% of the principal amount, together with accrued and unpaid interest to the redemption date. The Notes do not provide for any sinking fund payments or principal payments prior to maturity and have no conversion features.

The Notes will be subordinated to all Senior Indebtedness (as defined herein) of the Company. As of June 30, 2005, after giving effect to the issuance of the Notes and the application of the proceeds therefrom, assuming the sale of $2,650,000 in Notes, as described in this Offering Circular, total Senior Indebtedness of the Company would have been approximately $43.3 million. There is no limit on the amount of Senior Indebtedness the Company may incur. See "**Risk Factors**" **beginning on page 5 for a discussion of material risks that should be considered in connection with the purchase of the Notes offered hereby, and "Description of Notes--Subordination of the Notes.**"

The Company has been advised by the Underwriter that it does not intend to make a market in the Notes and the Notes will not be listed on any securities exchange or the NASDAQ Stock Market. It is unlikely that an active public market for the Notes will develop or be maintained after this Offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERING SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	**Underwriting Discounts and Commissions**[1]	**Proceeds to Company**[2]
Per Note	$1,000	$75	$925
Total Minimum	$2,650,000	$198,750	$2,451,250
Total Maximum	$5,000,000	$375,000	$4,625,000

The Notes are offered by the Underwriter on a best efforts, minimum-maximum basis as specified herein. If at least $2,650,000 in Notes are not sold within sixty (60) days of the date of this Offering Circular, or such later date not to exceed thirty (30) days as the Company and Underwriter may agree (the "Termination Date"), then this Offering will not be consummated. Any Notes purchased by officers or directors of the Company will not be counted in determining whether the Offering minimum has been satisfied. Pending the closing of the sale of the Notes, all funds received from subscribers will be held in escrow by the Escrow Agent, Mainsource Bank, Greensburg, Indiana. If this Offering is not consummated by the Termination Date, subscribers' funds will be returned promptly with a pro rata share of any net interest earned while in escrow. **See "Plan of Distribution."**

INDIANA SECURITIES, LLC

Offering Circular Date: _____________, 2005

[1] The Underwriting Commissions are equal to 5.5% of the aggregate principal amount of the Notes plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold.

[2] Before deducting expenses payable by the Company estimated at $108,600 (including up to $49,000 in Underwriter's attorneys fees which the Company has agreed to reimburse to the Underwriter).

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary information is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Offering Circular. Prospective subscribers are urged to read this Offering Circular in its entirety.

The Company

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area. The Company also develops residential communities. Net of all cancellations which occurred during the applicable period, the Company executed 485 new sales contracts during the six (6) month period ended June 30, 2005, compared to 465 new sales contracts during the six (6) month period ended June 30, 2004. The Company executed 874 new sales contracts during the year ended December 31, 2004, and 821 new sales contracts during the year ended December 31, 2003. The Company had a backlog of pending sales contracts for 458 homes at June 30, 2005, with an aggregate sales price of $77.3 million, compared to 397 homes with an aggregate sales price of $66.3 million at December 31, 2004, and 546 homes with an aggregate sales price of $87.7 million at December 31, 2003. Effective January 1, 2004, the Company changed its method of determining sales and backlog by recognizing a new sale and taking it into backlog only after any contingencies concerning the sale of the home presently owned by the potential home purchaser had been released. If this more conservative methodology had been used in 2003, the Company's backlog at December 31, 2003, would have been approximately 355 homes with an aggregate sales price of approximately $57.0 million. The Company is actively selling homes in 27 communities in the greater Indianapolis area.

The Company has sold approximately 15,000 homes since its formation in 1985. Charles R. Davis, the Company's Chairman and Chief Executive Officer, began building homes in Indiana over 50 years ago, and companies owned or managed by Mr. Davis have sold more than 22,500 homes throughout Indiana. The Company believes this long-standing presence has made the Davis name widely recognized in the State of Indiana as a builder of quality homes. In 2004, the Company delivered 1,023 homes in the Indianapolis area, making it one of the largest homebuilders in the area.

The Company consolidates entities in which it has a significant ownership interest and exercises management control. Accordingly, the summary consolidated financial statements and the discussion of the financial condition and results of operations of the Company contained in this Offering Document include the account of Davis Homes, LLC and its subsidiary operating companies, including Davis Financial Services, LLC

Consolidated Summary Financial Data
(in thousands)

	Year Ended December 31		Six Months Ended June 30	
	2004	2003	2005	2004
Consolidated Statement of Operations				
Total sales revenue	$168,523	$157,748	$76,731	$68,225
Cost of sales	141,142	132,552	66,192	57,478
Gross Profit from Home Sales	27,381	25,196	10,539	10,747
Other operating revenue, net	122	819	619	755
Financial services operating revenue	1,652	1,979	1,035	825
Total Other Operating Revenue	1,774	2,798	1,654	1,580
Gross Profit	29,155	27,994	12,193	12,327
Operating Expenses				
Selling expenses	15,328	14,687	7,092	7,244
G&A expenses	7,258	7,501	3,140	3,055
Financial Services Expenses	1,541	1,664	769	785
Total Operating Expenses	24,127	23,852	11,001	11,084
Income from Operations	5,028	4,142	1,192	1,243
Interest expense	1,065	938	1,177	735
Net income (loss)	3,963	3,204	15	508

Consolidated Balance Sheet	December 31		June 30	
	2004	2003	2005	2004
Homes, land and construction in progress	$62,810	$60,723	$64,219	$63,350
Total assets	77,315	77,354	79,535	82,115
Accounts payable	9,429	5,817	7,375	7,905
Notes payable and other obligations	48,911	52,234	55,449	55,083
Total members' equity	14,024	13,700	12,209	12,763

The Offering

Issue	A maximum of $5,000,000 of Notes will be sold. Notes will mature ____________, 2015, and will bear interest from the date of issuance. At least $2,650,000 in Notes must be sold before this Offering will be consummated.
Consideration for Purchase of Notes	The Company will accept readily available funds for purchase of the Notes. The Company will also accept the tender of a maximum of $1,500,000 of its currently outstanding subordinated notes which mature on June 30, 2006 (the "2006 Notes"), as consideration for purchase of the Notes. The Company currently has $2,500,000 of the 2006 Notes outstanding and has been informed that it is highly unlikely that more than $1,500,000 of the 2006 Notes will be tendered.
Payment of Interest	Semi-annually on January 1 and July 1 of each year, commencing January 1, 2006 (for the period from date of issuance through December 31, 2005).
Interest Rate	9.5% per annum
Redemption at the Company's Option	Redeemable at any time on or after July 1, 2006, at the option of the Company, subject to specified limitations set forth herein, in whole or in part, at 100% of the principal amount, together with accrued interest.
Sinking Fund	No sinking fund payments.
Ranking	The Notes will be unsecured general obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Indenture, of the Company. As of June 30, 2005, after giving effect to the issuance of the Notes and the application of the net proceeds therefrom, assuming the sale of $2,650,000 in Notes, the Senior Indebtedness of the Company would have been approximately $43.3 million. There is no limit on the amount

	of Senior Indebtedness the Company may incur. See "**Description of Notes--Subordination of the Notes**."
Offer to Purchase	The Company will be obligated to make an offer to purchase Notes in certain circumstances described herein. See "**Description of Notes--Certain Covenants**
Change of Control	Upon the occurrence of a Change of Control (as defined), each holder of Notes will have the option to cause the Company to repurchase such holder's Notes, in whole or in part, at 100% of the principal amount thereof, plus accrued interest to the date of repurchase. See "**Description of Notes--Certain Covenants--Offers to Purchase on Change of Control**."
Redemption on Death	Upon the death of a noteholder, Notes held by the deceased noteholder may be tendered to the Company for redemption at a price of par plus accrued interest; however, the Company will only be obligated to redeem up to $100,000 in Notes pursuant to such requests during any twelve-month period. See "**Description of Notes--Redemption at Death**."
Debt Service Reserve Fund	The Company will create a debt service reserve fund (the "Reserve Fund") equal to six (6) months interest on the Notes. See "**Description of Notes--Debt Service Reserve Fund**."
Use of Proceeds	The Company intends to use the net proceeds from the sale of the Notes for working capital and to create the Reserve Fund. To the extent any 2006 Notes are tendered, the outstanding balance on the 2006 Notes will be reduced in lieu of additional working capital. See "**Use of Proceeds**."

Certain Covenants .... The Indenture under which the Notes will be issued contains certain restrictive covenants that will, among other things, limit the Company's ability to make certain Restricted Payments (as defined). The Indenture also restricts the Company's ability to consolidate or merge with or into, or transfer all or substantially all of its assets to, another person and requires the Company in certain circumstances to make an offer to purchase Notes at 100% of the principal amount plus accrued interest. These restrictions and requirements are subject to a number of important qualifications and exceptions. See "**Description of Notes--Certain Covenants**."

Risk Factors .... An investment in the Notes involves a significant degree of risk. The Notes are unsecured general obligations of the Company, are subordinate in right of payment to all existing and future Senior Indebtedness, which is not limited in amount, and do not contain provisions for sinking fund payments. See "**Risk Factors**" for a discussion of material risks that should be considered in connection with an investment in the Notes.

RISK FACTORS

In analyzing this offering, prospective subscribers should carefully consider certain risks entailed in an investment in the Notes as set forth below, as well as the other information contained in this Offering Circular.

The Notes are Subordinate to all Senior Indebtedness

The payment of principal and interest on the Notes will be unsecured general obligations of the Company, subordinated in right of payment to all present and future Senior Indebtedness of the Company. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, as defined in the Indenture, (iii) indebtedness of the Company to any of its subsidiaries (or from one subsidiary to another), (iv) $5 million of subordinated notes issued in 2001 with maturities of June 30, 2006 and 2008, (v) $5 million of subordinated notes issued in 2003 with maturity of April 15, 2011 or (vi) indebtedness for amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limitation on the amount of Senior Indebtedness which the Company may incur. See "**Description of Notes--Subordination of the Notes**."

The Company Incurs Substantial Indebtedness to Finance its Operation

The building industry is capital intensive and often involves significant up-front expenditures including the cost of acquiring land. To fund its ongoing operations, the Company has used cash flow from operations, bank borrowings, limited partnership syndication proceeds, the issuance of first mortgage bonds and the issuance of subordinated notes. As of June 30, 2005, the Company had members' equity of approximately $12 million and total indebtedness of approximately $55 million, which is secured by substantially all of the Company's assets. The Company's business and earnings are substantially dependent on its continuing ability to obtain bank or other financing on acceptable terms. Lenders generally require substantial equity commitments by borrowers in connection with loans secured by real estate. Additionally, such loans generally contain restrictive covenants related to the Company's operations. Although the Company believes that cash flow from operations and the Company's ability to borrow from various lenders will provide adequate cash to satisfy the Company's capital requirements for the foreseeable future, there can be no assurance that additional sources of financing will not be required or that, if required, such financing will be available on terms acceptable to the Company. See "**Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources**."

The Company's Business is Affected by Changes in Economic Conditions

The home-building industry is cyclical and is significantly affected by changes in general and local economic conditions such as interest rates, employment levels, consumer confidence and income and availability of financing, as well as changes in government regulation. Homebuilders such as the Company also are subject to various risks including conditions of supply and demand in local markets, availability and cost of land, materials and labor, adverse weather conditions, delays in construction schedules caused by strikes and other factors not within a builder's control, the government approval and permit process, the effects of moratoriums and environmental controls and increases in real estate taxes and other local government fees.

The Company's Home Sales are Affected by the Availability of Mortgage Financing and Fluctuating Interest Rates

The Company's business depends in part upon the availability and cost of mortgage financing. The Company believes that the availability of Federal Housing Administration ("FHA") and Veterans Administration ("VA") mortgage financing is an important factor in selling its homes. Any limitations or restrictions on the availability of mortgage financing could adversely affect the Company's operations. Housing demand is also affected by mortgage interest rate levels. The Company believes that its sales have benefited from lower rates in recent years. If mortgage interest rates increase significantly, the number of homes sold and the Company's results of operations may be adversely impacted. See "**Business--Customer Financing**."

The Company is Subject to Governmental Regulations and Environmental Controls

The Company's home building operations are subject to federal, state and local statutes and rules regulating environmental and developmental matters, wetland preservation, zoning, building design and density requirements. These requirements can limit the number of homes built within a particular community and can delay the progress of developing a particular community.

The Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. Such regulation affects construction activities and may result in delays or cause the Company to incur substantial compliance costs.

The Company may be subject to additional costs or delays or may be precluded entirely from developing its communities because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. See "**Business--Government Regulation and Environmental Matters**" and "**Land Acquisition and Development**."

The Company Depends Upon Raw Materials and Labor, the Availability and Price of Which Fluctuate

Although the principal raw materials used in the home-building industry, including lumber, drywall, brick and concrete, generally are available from a variety of sources, those materials are subject to periodic shortages and price fluctuations. This volatility may adversely affect profitability to the extent that any increases in material costs cannot be offset by corresponding home price increases. See "**Business--Construction.**" While labor shortages have not had a material effect on the Company's operations, there is no assurance that such shortages will not adversely affect the Company in the future.

The Company's Business is Highly Competitive

Homebuilders compete for desirable properties, financing, raw materials and skilled labor. The Company competes for home sales with national, regional and local homebuilders, individual resales of existing homes and condominiums and available rental housing. Most of the Company's competitors have greater financial and other resources than the Company. See "**Business--Competition**."

The Company's Operations are Concentrated in a Single Geographic Area

The Company's operations are currently concentrated in the Indianapolis metropolitan area. Because of this lack of geographic diversification, adverse general economic, weather or home-building conditions in the Indianapolis market could have a material adverse impact on the Company.

The Company is Not Required to Make any Payments to a Sinking Fund

No principal payments are due with respect to the Notes prior to their maturity nor is there any requirement for the Company to make payments to a sinking fund or otherwise periodically set-aside funds for the retirement of the Notes, other than the Fund. Retirement of the Notes will, therefore, be dependent upon the Company generating sufficient excess cash flow or obtaining other financing at the time the Notes mature, neither of which can be assured. See "**Management's Discussion and Analysis of Financial Condition and Results of Operations**" and "**Description of Notes**."

The Company May Not be Able to Satisfy its Repurchase or Payment Obligations Under the Notes

While the Indenture contains certain covenants which obligate the Company to repurchase or offer to repurchase the Notes upon the occurrence of certain events, there can be no assurance that the Company will have sufficient funds available at any given time to discharge such obligations. Further, the ability of the Trustee or holders of the Notes to effect collection should an Event of Default occur will be adversely affected by the subordination provisions of the Indenture and the existence of substantial Senior Indebtedness, as well as other indebtedness of the Company. See "**Capitalization**," "**Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources**" and "**Description of Notes**."

The Company is Dependent Upon the Davis Family

The Company's success is highly dependent upon the performance of its senior management consisting of Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis (the "Davis Family"). See "**Management**." The Company does not have "key-man" insurance for or employment agreements with any of its senior management. The loss of key personnel or an inability to attract, retain and motivate key personnel could have a material adverse effect on the Company's business.

There is No Assurance as to the Amount of Notes Which Will be Sold

This Offering is being made on a best efforts, minimum-maximum basis by the Underwriter as agent for and at the risk of the Company. Accordingly, there can be no assurance that all or any portion of the Notes will be sold. All proceeds from subscribers will be deposited into an escrow account and should the minimum amount of Notes not be sold by the Termination Date, subscribers will lose the use of their funds up to the Termination Date. See "**Plan of Distribution**."

Subscribers May Encounter Difficulties Reselling the Notes

The Notes are being offered for sale only in Indiana and certain additional selected states. Only subscribers residing in those states may purchase the Notes. Further, the Notes will not be listed with any securities exchange or with the NASDAQ Stock Market. Accordingly, it is unlikely that there will be an active secondary market for the Notes. The absence of such a market will render it difficult for a holder to resell the Notes, or a holder may be able to do so only at discounted prices.

THE COMPANY

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area which primarily consists of Marion and the surrounding counties. The Company also develops residential communities. The Company offers high-quality homes, many with custom features, designed principally for First Time Homebuyers and First and Second Time Move-up Buyers (see "**Glossary of Terms**"). The Company's homes range in size from approximately 1,400 to 3,800 square feet and range in price from approximately $110,000 to over $325,000.

The Company also originates and brokers residential mortgages, primarily for homes sold to the Company's customers, generating income from yield spread premiums. The Company also previously developed and managed apartment communities, but ceased development activity in approximately 2002. The Company continues to manage apartment communities.

Unless the context indicates otherwise, as used in this Offering Circular the "Company" refers to Davis Homes, LLC, and its wholly owned subsidiaries (i) Davis Financial Services, LLC, d/b/a Davis Mortgage Services, (ii) Davis Wholesale, LLC, (iii) Home Guaranty Company, LLC, (iv) Centennial Management, LLC, (v) Davis Land Development, LLC, (vi) First Fidelity & Guaranty Co., Inc., and (vii) Davis Realty, Inc. For additional information regarding the ownership and management of the Company and each of its subsidiaries, see "**Security Ownership of Management and Certain Security Owners**."

Additionally, the Company is affiliated with several limited partnerships formed to own and manage apartment communities which were developed by the Company, including Autumn Chase Apartments, L.P., Hanna Village Apartments, L.P., Cedar Ridge Associates, L.P., Fort Harrison Housing, L.P., Creekside Square Apartments, L.P., Creekside Square Apartments II, L.P. and Crooked Creek Associates, L.P. Finally, the Company is affiliated with two entities, White River Associates, L.P. and White River Associates, Inc., each of which was formed to purchase and own an office building that has been leased in part to the Company for its office space. **See "Certain Transactions.**" For additional information regarding the ownership and management of each affiliated limited partnership or other entity, see "**Security Ownership of Management and Certain Security Owners**."

The Company's principal executive offices are located at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240, and its telephone number is (317) 595-2800.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Notes offered hereby after deducting underwriting commissions, structuring fees and expenses payable by the Company ("Offering Expenses"), are estimated to be approximately $2.2 million if the minimum amount of Notes is sold and $4.3 million if the maximum amount of Notes is sold.

The Company will use $125,875 at the minimum, and $237,500 at the maximum to create the Debt Reserve Fund as required by the Indenture. The Company intends to use the remainder of the net proceeds for working capital by temporarily paying down in part its primary construction (working capital) line of credit, which line will remain available for future draws. This line was entered into on November 30, 2004, and is subject to annual renewal. The annual interest rate on the line is the prime rate (6.5% at August 22, 2005) minus .25%. At June 30, 2005, the total balance outstanding on this construction line was approximately $27.9 million.

To the extent any 2006 Notes are tendered as consideration for purchase of the Notes, the tender of the 2006 Notes will result in a reduction of the outstanding balance of those notes. The reduction in the outstanding balance of the 2006 Notes will reduce the pay down of the construction line of credit in an amount identical to the amount of 2006 Notes tendered.

The following table summarizes the anticipated use of proceeds from this Offering, assuming sale of both the minimum and maximum amounts and the order in which those proceeds will be applied:

	Minimum	Maximum
Underwriting Commissions, Structuring Fees and Offering Expenses	$307,350	$483,600
Debt Service Reserve Fund	125,875	237,500
Reduce Outstanding Borrowings	2,216,775	4,278,900
Total	$2,650,000	$5,000,000

CAPITALIZATION

The following sets forth, at June 30, 2005, the consolidated capitalization of the Company and the pro forma capitalization of the Company, as adjusted, to give effect to this Offering, assuming sale of only the minimum amount and the anticipated use of the proceeds from this Offering. See "**Use of Proceeds.**"

	As of June 30, 2005 (in thousands)	As Adjusted for Minimum[3]
Notes payable and other debt (excluding subordinated notes due June 30, 2006, June 30, 2008 and April 15, 2011)	$45,474	$43,257
Subordinated notes due June 30, 2006	2,500	2,500
Subordinated notes due June 30, 2008	2,500	2,500
Subordinated notes due April 15, 2011	5,000	5,000
Subordinated notes offered hereby	0	2,650
Total debt	$55,474	$55,907
Accumulated equity		
Members' Equity	12,209	12,209
Total capitalization	$67,683	$68,116

[3] Pro forma capitalization of the Company based on estimated proceeds of Offering of $2,342,650, which assumes the sale of $2,650,000 of Notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Backlog

The Company's homes are offered for sale in advance of their construction, except for a limited program under which the Company generally builds two or three speculative homes per community to market to buyers who need a home to be available immediately (such as buyers relocating from another area). To date, most of the Company's homes have been sold pursuant to standard sales contracts entered into prior to commencement of construction. Upon execution of the sales contact, receipt of an initial deposit and satisfaction of any contingency concerning the sale of an existing home owned by the purchaser, the home sale is included in backlog and construction costs thereafter incurred are included in homes, land and construction in progress in the Company's financial statements. The sales contract is cancelable upon forfeiture of deposit, or, in some cases, without forfeiture due to the customer's inability to obtain a permanent financing commitment. The Company recognizes revenue and earnings on home sales at closing (upon completion of the home), when title to the home passes to the buyer.

The following table lists the number of new sales contracts (net of cancellations) and the number of home sales closed for the periods indicated and the number of homes in backlog and the aggregate sales value of backlog at the dates indicated.

	12 Month Period Ended December 31		**6 Month Period Ended June 30**	
	2004	**2003**	**2005**	**2004**
Sales contracts (net of cancellations)	874	821	485	465
Home sales closed	1,023	1,002	424	418
Backlog at end of period	397	355[4]	458	593
Aggregate sales value of backlog	$66.3 million	$57.0 million[4]	$77.3 million	$94.6 million

[4]Adjusted to reflect the January 1, 2004, implementation of the Company's new methodology for counting sales and backlog. Numbers are based on estimates which are believed to be reasonably accurate. (See **Offering Circular Summary—The Company**).

The Company's backlog of homes (sales contracts) increased to 458 at June 30, 2005, as compared to 397 at December 31, 2004. The Company's backlog at June 30, 2005, was less than it was as of June 30, 2004, because, as of June 30, 2004, there were still sales included in backlog that were initially written subject to the contingency of the sale of the existing home owned by the purchaser. Effective January 1, 2004, the Company changed its method of determining sales and backlog by recognizing a new sale and taking it in to backlog only after any contingencies concerning the sale of the home presently owned by the potential home purchaser had been released. Accordingly, as of June 30, 2005, the Company's backlog did not include any sales still contingent on the sale of the customer's existing home, although some such sales with such contingencies were included in the June 30, 2004, backlog. New sales contracts for the six month periods ended June 30, 2005, and 2004 were 485 and 465, respectively. This reflects increased demand (increased sales orders) in the Indianapolis market for new home construction, and a decrease in the Company's cancellation rate resulting from a smaller portion of the Company's total sales being made to First Time Home Buyers who typically have more difficulty obtaining mortgage financing. (See **Glossary of Terms**.)

Results of Operations

The following table presents, for the periods indicated, the percentage of the Company's total sales revenue represented by each income statement line item presented.

	12 Month Period Ended December 31		**6 Month Period Ended June 30**	
	2004	**2003**	**2005**	**2004**
Home sales	100%	100%	100%	100%
Cost of sales	83.8	84.0	86.3	84.3
Gross profit from home sales	16.2	16.0	13.7	15.7
Other operating revenue	0.1	0.5	0.8	1.1
Financial services operating revenue	1.0	1.3	1.4	1.2
Total other operating revenue	1.1	1.8	2.2	2.3
Gross profit	17.3%	17.8%	15.9%	18.0%

The following table presents, for the periods indicated, the percentage of the Company's total revenue represented by each income statement line item presented. Total revenue for each period is equal to total sales revenue plus other operating revenue.

	12 Month Period Ended December 31		6 Month Period Ended June 30	
	2004	**2003**	**2005**	**2004**
Selling Expenses	9.1%	9.3%	9.2%	10.6%
General and administrative expenses	4.3	4.8	4.1	4.5
Financial Service Expenses	0.9	1.1	1.0	1.1
Income from operations	3.0	2.6	1.6	1.8
Interest expense	0.6	0.6	1.5	1.1
Net income	2.4%	2.0%	0.1%	0.7%

Total Sales Revenue

The Company's total sales revenue in 2004 was approximately $170.3 million, an increase of approximately $9.8 million, or 6.1%, from total sales revenue of approximately $160.5 million in 2003. The Company's total sales revenue for the six months ended June 30, 2005, was approximately $78.4 million, an increase of approximately $8.6 million, or 12.3%, from total sales revenue of approximately $69.8 million for the six months ended June 30, 2004.

Home Sales Closed

The Company's revenue from home sales closed in 2004 was approximately $168.5 million, an increase of approximately $10.8 million, or 6.8%, from revenue from home sales closed of approximately $157.7 million in 2003. The Company's revenue from home sales closed for the six months ended June 30, 2005 was approximately $76.7 million, an increase of approximately $8.5 million, or 12.5%, from revenue from home sales closed of approximately $68.2 million for the six months ended June 30, 2003. The Company closed 1,023 homes in 2004 compared to 1,002 homes closed in 2003. The Company closed 424 homes for the six months ended June 30, 2005, compared to 418 homes closed for the six months ended June 30, 2004. There is typically a six-month period between the time the Company enters into a sales contract for a new home and the time the Company delivers and closes on the sale of the home. Accordingly, the increased homes closed in each comparable period reflects the strong market in Indianapolis for new homes through 2004, which was based in part on low mortgage rates.

Gross Profit

Gross profit from home sales is equal to total sales revenue minus cost of sales. The variable component of cost of sales includes land acquisition costs, development costs and construction costs. The fixed component of cost of sales includes direct overhead, job oversight supervision, customer service, warranty costs and interest and property taxes on lots and construction in process, all of which are capitalized as cost of sales. See **Note 1 of Notes to Consolidated Financial Statements**.

Gross profit from home sales in 2004 was approximately $27.3 million, an increase of approximately $2.1 million from gross profit of approximately $25.2 million in 2003. Gross profit as a percentage of total sales revenue increased from 16.0% in 2003 to 16.2% in 2004 due to lower interest costs and generally fixed overhead construction costs being spread over a higher sales volume in 2004.

Gross profit from home sales for the six months ended June 30, 2005 was approximately $10.5 million, a decrease of $0.2 million from gross profit from home sales of approximately $10.7 million for the six months ended June 30, 2004. Gross profit as a percentage of total sales revenue decreased from 15.7% for the six months ended June 30, 2004, to 13.7% for the six months ended June 30, 2005. The decrease in gross profit from home sales is primarily the result of the Company having to make relatively larger sales concessions in late 2004 to maintain market share, an increase in the proportion of the Company's homes built on lots developed by outside developers (which carry higher costs than lots developed internally by the Company), and higher effective interest rates charged in 2005 on the Company's construction lines.

Other Operating Revenue

Other operating revenue includes fees received for the performance of accounting and property management services for apartment communities owned by a related party or owned by partnerships in which the Company serves as the general partner. Other operating revenue was approximately $122,000 and $819,000 in 2004 and 2003, respectively. The decrease from 2004 to 2003 was primarily due to the write off in 2004 of nonperforming fixed assets including obsolete furniture previously used in the Company's model home sales centers. Financial services operating revenue includes yield spread premiums on mortgages originated. Financial services revenue decreased in 2004 to $1.7 million from $2.0 million in 2003. This decrease was primarily the result of a decrease in the mortgage company's "capture rate" (i.e., the percentage of the Company's purchasers who obtain their financing through Davis Financial Services), which, in turn, was caused by turnover among the mortgage company's loan officers. Financial services operating revenue for the six months ended June 30, 2005, increased to $1.0 million compared to $0.8 million for the same period in 2004. The increase was primarily the result of the mortgage company increasing its capture rate after its staffing of loan officers was stabilized. During the six months ended June 30, 2005, Davis Financial Services closed 221 loans compared to 179 loans closed in 2004.

Selling Expenses

Selling expenses include advertising, sales commissions, maintenance of model homes, payroll and amortization of sales and development costs. Certain expenses, such as sales commissions and realtor fees, were generally based on sales prices of closed homes and thus remain relatively constant as a percentage of total revenue. Other expenses, such as advertising costs and model home maintenance, may be significantly influenced in any given period by the number of grand openings or special promotions and the number of communities in which the Company is operating in that period.

Selling expenses were approximately $15.3 million in 2004, compared to selling expenses of approximately $14.7 million in 2003. Selling expenses as a percentage of total revenue was 9.1% for 2004 compared to 9.3% for 2003. Selling expenses for the six months ended June 30, 2005, were approximately $7.1 million, compared to selling expenses of approximately $7.2 million for the six months ended June 30, 2004. Selling expenses as a percentage of total revenue was 9.2% for the six months ended June 30, 2005, compared to 10.6% for the six months ended June 30, 2004. The decreases in selling expenses are primarily the result of higher expenses in the prior periods associated with creating a new logo for the Company and related new sales and marketing collateral. Also, revenue during the later periods was higher than for the prior period and, accordingly, the fixed component of selling expenses was spread over a larger number. See "**Business – Marketing and Sales.**"

General and Administrative Expenses

General and administrative expenses primarily include salaries, bonuses, office and other administrative costs. General and administrative expenses were approximately $7.3 million in 2004, a decrease of approximately $.2 million from general and administrative expenses of approximately $7.5 million in 2003. General and administrative expenses as a percentage of total revenue decreased to 4.3% in 2004 from 4.8% in 2003, primarily due to higher total revenue and generally fixed administrative expenses.

General and administrative expenses were approximately $3.1 million for the six months ended June 30, 2005, a decrease of approximately $.1 million from the general and administrative expenses of approximately $3.1 million for the six months ended June 30, 2004. General and administrative expenses as a percentage of total revenue was 4.1% for the six months ended June 30, 2005 compared to 4.5% for the six months ended June 30, 2004.

Seasonality and Variability in Quarterly Results

The Company has experienced, and expects to continue to experience, seasonality in home sales in each community. Generally, in each community the receipt of sales contracts is highest during the first six (6) months of the year. Related closings for home sales in each community peak in the last six (6) months of the calendar year, as homes contracted for purchase earlier in the year are delivered. Management believes that this seasonality reflects both the tendency of buyers to shop for new homes in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate winter weather conditions.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges has been calculated by dividing the Company's fixed charges (interest expense, capitalized interest, amortization of debt issuance costs and the portion of rental expense which is deemed to be representative of the interest factor) into the total of net income, plus fixed charges (for purposes of adjusting net income, amortization of previously capitalized interest is used in place of interest capitalized during the period). The pro forma ratio of earnings to fixed charges is based on historical data, as adjusted to give effect to the application of the minimum and maximum net proceeds, as described in "**Use of Proceeds**," to replace existing interest bearing debt (and the associated increase in interest costs, assuming an interest rate of 9.5% on Notes, after giving effect to capitalized interest) and the additional amortization of the associated debt issuance costs.

	Year Ended December 31		**6 Month Period Ended June 30**	
	2004	**2003**	**2005**	**2004**
Ratio of earnings to fixed charges	2.13	1.21	1.80	1.28
Pro forma ratio of earnings to fixed charges:				
Minimum	2.12	1.21	1.79	1.28
Maximum	2.10	1.21	1.77	1.27

Liquidity and Capital Resources

To fund its ongoing operations, the Company's primary sources of cash flow have been operations, bank borrowings, limited partnership syndications, the issuance of first mortgage bonds, and the issuance of subordinated notes.

The Company obtains its land acquisition and development funding on a project-by-project basis. Land acquisition and development loans are secured by the related project's real property. The annual interest rate on each of these loans ranges from the prime rate minus .25% to prime plus .50%. These loans are scheduled to mature at various times through June 30, 2008. The loan agreements contain customary representations and covenants, including loan to value limitations and limitations on the maximum principal amount that can be outstanding at any time.

The Company's current construction loans are revolving credit arrangements provided by established commercial lenders in the Indianapolis area. These loans are secured by the homes under construction. The Company draws down available funds from these credit facilities from time to time throughout the construction process, generally up to 80% of the value of the new home. The credit facilities are repaid in the normal course of business as each home closes with the amount of the repayment equal to one hundred percent (100%) of the construction loan attributable to that home. The annual interest rate on these credit facilities is the prime rate minus .25%, and these loans are scheduled to mature in November 30, 2005, and November 30, 2006. The loan agreements contain customary representations and covenants, including limitations on the maximum principal amount that can be outstanding at any time and limits on the number of speculative and model homes at any one time.

Due to it's increasing involvement with third party developers, from which the Company is obligated to purchase developed lots per community specific option agreements, the Company has entered into a facility with an established Indianapolis commercial lender to finance up to $5 million of lot inventory. As of June 30, 2005, the outstanding balance on this facility was $2.6 million.

At June 30, 2005, the Company's total third-party indebtedness amounted to approximately $55.4 million, of which $27.9 million was comprised of construction loans, $14 million was comprised of land acquisition and development loans, $9.9 million was subordinated debt, and $3.6 million was indebtedness incurred to finance the purchase of the Company's building materials warehouse facility and to maintain the inventory located at that facility. (See **"Description of Property – Facilities."**)

The Company has no planned extraordinary capital expenditures or future material funding requirements outside the normal course of business. Consistent with the historical results of the Company, current obligations will be funded through ongoing operations, including proceeds of future home closings, borrowings under its available credit facilities, and the net proceeds of the Offering. The Company believes these funding sources will provide adequate cash to satisfy the necessary capital requirements and backlog of homes to be sold for the foreseeable future.

Inflation

The Company, as well as the home-building industry in general, may be adversely affected by periods of high inflation, primarily because of higher land acquisition, land development, construction and interest costs. In addition, higher mortgage interest rates may have an adverse impact on the affordability of permanent mortgage financing to prospective purchasers. The Company attempts to pass through to its buyers any increases in its costs through increased sales prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

BUSINESS

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area, which includes Marion and surrounding counties. The Company believes that it is able to deliver consistent quality at affordable prices because of its depth of management experience, vertically integrated operations and responsiveness to customer desires. The key elements of the Company's strategy are:

Customer-Driven Marketing. Management believes that the Company has been able to achieve a high level of customer satisfaction and loyalty by consistently delivering quality construction and popular designs and amenities geared to the preferences of its targeted homebuyers. The Company's current product offering provides distinct floor plans, designs, specification levels, and degrees of customization geared to specific target buyer profiles. Management continually monitors customer preferences based on market research, focus groups and reports from sales personnel, and the Company updates the home designs and features offered in response to preferences expressed by its customers. The Company trains its sales personnel to direct customers to the appropriate home collections based upon pre-qualification information obtained during the initial customer interview in the sales office.

Customization of Home Designs. The Company is prepared to customize its designs to meet the individual preferences and tastes of homebuyers. Upon request, the Company will make a variety of modifications that are important to the homebuyer. Such modifications might include changes to dimensions, floor plans, exterior and interior finish materials, fixtures and appliances. The Company is able to offer this level of customization while maintaining the efficiencies of a volume builder, which management believes provides the Company with a competitive advantage in its target market.

Integrated Operations. The Company's vertically integrated operations generate operating efficiencies and enhance profitability. For communities it develops, the Company relies on the substantial land acquisition and development experience of its management team to acquire unimproved land in Indiana locations where management perceives buyer demand. As its own general contractor, the Company selects subcontractors with which it has substantial experience and which comply with the Company's strict quality standards. Management believes that the Company's Indianapolis building materials warehouse helps it control the availability and cost of lumber and other materials. The Company trains its sales staff to communicate the distinct features of each of the Company's home collections to potential customers, and the Company's mortgage subsidiary provides added convenience and value to homebuyers by offering "one-stop" financing of home purchases.

Strict Cost Controls. The Company strictly controls the cost of developing its communities by: (i) utilizing its internal land development staff to develop a significant percentage of its lots; (ii) pricing its homes at competitive levels in order to sell out its communities quickly; (iii) adhering to strict construction schedules; and (iv) obtaining favorable pricing on construction materials from its suppliers and labor from its subcontractors as a result of long-standing relationships and its position as a leading homebuilder in the Indianapolis area.

The Company intends to focus its future operations on: (i) continuing to open new communities in the Indianapolis area; (ii) improving operating efficiencies to reduce costs and enhance earnings; and (iii) achieving higher margins by improving marketing and advertising and increasing training of its sales consultants to sell its homes at higher relative prices. The Company is not currently considering any expansions through merger or acquisition or expansion into different marketplaces; rather, the Company intends to continue its incremental growth within its current marketplace.

Land Acquisition and Development. The Company both develops land for its own use and purchases finished lots from other developers. The Company selects land for development or lots to acquire based upon a variety of factors, including (i) demographic and marketing studies; (ii) proximity to concentrated job markets, quality school districts, retail centers and local traffic corridors; (iii) infrastructure requirements for grading, drainage, utilities, sanitary and storm sewers and streets; (iv) competition for the proposed community; (v) ability to obtain zoning, platting and other government approvals; and (vi) projected profitability of the project.

The Company seeks to minimize the risks associated with developing land by, whenever possible, controlling desirable land through the use of options and other non-recourse contractual arrangements that allow the Company to delay payment until it has received the necessary government approvals and is prepared to begin site development.

After control of a parcel of raw land has been obtained, the Company's development staff oversees the preparation of preliminary and final plans for the community, providing for infrastructure, wetland preservation, recreational facilities and open space. Once preliminary plans have been prepared, the Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. For a description of the government approval and permit process, see "**Government Regulation and Environmental Matters**."

Within each development, the Company seeks to create a sense of community through the formation of a homeowners association to oversee the management and maintenance of the community's common areas through the use of cul-de-sacs, lakes and recreation and playground areas and by developing creatively landscaped common areas. The Company also incorporates a variety of complementary front elevations and architectural designs in its communities. The Company seeks to create continuity within each community by coordinating the exterior colors and trim of neighboring homes. The homes offered in a particular community depend upon many factors including the housing alternatives generally available in the area, the needs of the target buyers in the community and the Company's cost per lot in the community.

In many communities, the Company acquires its finished lots from other independent land developers. The Company will generally enter into an agreement with the developer pursuant to which the Company agrees to purchase a specified number of lots per month or per quarter. The Company is generally required to provide an initial cash deposit or letter of credit that generally constitutes the developer's sole remedy in the event of a default by the Company.

In this way the Company is able to secure access to attractive communities without taking on all the risks of developing the communities internally.

Home Design. In most of its communities, the Company offers homebuyers a choice of homes from one or more of three distinct collections, each of which offers a variety of floor plans, exterior elevations and features targeted to a specific buyer profile.

- The Classic Collection contains nine ranch and two-story floor plans ranging from 1,436 to 3,400 square feet and is designed primarily for First Time Home Buyers.

- The Best Collection contains nine ranch and two-story floor plans ranging from 1,671 to 3,731 square feet and is designed primarily for First Time Move-up Buyers.

- The Legacy Collection contains fifteen ranch and two-story floor plans ranging from 1,846 to 3,786 square feet and is designed primarily for Second Time Move-up Buyers.

The Company is presently in the process of designing two additional collections of homes, including a Duplex Collection of low maintenance paired patio homes designed primarily for Empty Nesters and a Platinum Collection of larger more expensive homes designed primarily for affluent Second Time Move-up buyers.

The Company continuously reviews customer preferences and reports from its sales personnel to ensure that its home designs and features address the preferences of its targeted customers. The Company closely monitors the designs and features chosen by buyers of its homes as well as those offered by competitors in its markets and by homebuilders in other markets. The Company's architectural team and in-house draftsmen use this information in a continuing effort to make the Company's home designs more attractive to homebuyers.

Management believes that the Company has been able to achieve a high level of customer satisfaction and loyalty by customizing its homes to meet customer preferences. The Company emphasizes its willingness to customize in its sales efforts. The Company's architectural staff uses a computer-assisted design system to determine quickly the cost and feasibility of customization. If the customization is economically feasible and the customer is willing to pay for the additional cost, the design is customized to suit the customer's request. In this way, the Company is able to satisfy its customers while maintaining the efficiencies of a high-volume builder.

Construction. The Company acts as the general contractor for the development and construction of its communities. The Company employs full-time construction superintendents, each of whom supervises construction within two to three communities at a time, depending on the size of the communities. Each superintendent is responsible for coordinating the activities of the subcontractors, suppliers and building inspectors and for ensuring that the homes conform to the Company's quality control standards.

Subcontractors typically are retained on a community-by-community basis to complete construction at a fixed price per house plan for a term of one year. Agreements with the Company's subcontractors are generally entered into after competitive bidding on an individual basis. The Company has long-standing relationships with many of its subcontractors. The Company sometimes negotiates price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of its production volume. The Company attempts to control its costs and quality of construction and minimize construction delays by buying many of its building materials on a wholesale basis through its building materials warehouse operation and then manufacturing (rather than purchasing) roof trusses, wall panels, and door assemblies, and inventorying framing lumber, sub-flooring, interior and exterior trim, roofing and sheathing for use in its homes.

Although the Company currently purchases materials and supplies from a limited number of suppliers on a regular basis, those materials are generally available from a number of suppliers, and therefore the Company is not dependent upon a single supplier for any of its materials. Similarly, the Company is dependent upon services performed by its subcontractors, particularly its mechanical (plumbing, heating and electrical) and drywall subcontractors; however, the Company does not rely on any single subcontractor whose services, if withdrawn, could not be replaced.

The Company generally develops and builds its communities in phases in order to create efficiencies in land development and construction and improve customer satisfaction by reducing the number of vacant lots and other homes under construction in the immediate vicinity of a completed home. The Company typically completes the construction of a home within four months from commencement of construction.

Marketing and Sales. The Company places a strong emphasis on effectively marketing its homes to its target buyers. The Company's commitments to effective and innovative marketing and superior customer serve are evidenced by the Consumer Choice Award received by the Company in 2005 from Synovate, one of the world's top research firms.

The Company attracts initial interest in its communities through an advertising program using media such as newspapers, direct mail, billboards and, to a lesser extent, radio and television. The Company also has a buyer referral program in which buyers of the Company's homes receive referral fees for introducing new buyers to the Company. The Company believes that it has a reputation for developing high quality homes, which helps generate interest in its communities.

Management believes that the effective use of model homes demonstrates the advantages of the Company's home designs and features to prospective homebuyers. The Company first creates a buyer profile for each community. The Company then selects one or more model homes representative of the product line for that community and designed to appeal to the preferences of target buyers. Based on the buyer profile, the Company then completes the model home with furniture, fixtures and amenities that generally appeal to the target buyers.

In June 2005, the Company opened its new Davis Homes Design Studio in a leased retail facility comprised of over 11,000 square feet. With its new Design Studio, the Company is able to guide its customers through the selection and decision making process with experienced design consultants in an atmosphere that enables buyers to customize their new home with creativity, taste and personal style. In the Design Studio, customers can see, touch and feel large sized samples of everything from exterior materials, such as paint, siding, brick and roof shingles, to interior items, such as cabinets, countertops, carpet, tile, trim, lighting, plumbing fixtures and other special features, options and upgrades that go into a home.

Substantially all of the Company's homes are sold by full-time commissioned sales personnel who work from the on-site sales offices (open seven days a week) for each community. The Company conducts continuous training for its sales personnel so that they are prepared to direct each customer to the appropriate model home and explain the features and benefits of each model. Company sales personnel assist prospective buyers by providing them with information on the available home type, pricing, options and upgrades, mortgage financing (including qualifying criteria), construction and warranties. The Company surveys all buyers at closing as part of its effort to continuously monitor and adapt to customer preferences. Management believes that maintaining such relations also contributes to its reputation for customer satisfaction and loyalty. Independent brokers participate in approximately 60% of the Company's home sales. The Company welcomes such independent broker participation because it believes that such participation introduces the Company to customers who might not otherwise consider purchasing a new home. The Company conducts a variety of promotions and sales incentive programs to attract independent brokers to the Company's communities, such as the payment of bonuses to brokers for repeat sales and the payment of sales commissions prior to the date of closing on the property.

The Company also offers a Guaranteed Sale Program to certain buyers having existing homes in the Indianapolis area that they need to sell before purchasing a new home from the Company. Under the Guaranteed Sale Program, the Company assists buyers in selling their existing home and, if the existing home is unsold at the time of delivery of the new home, the Company will purchase the existing home at a pre-determined price. Management believes that this program is an effective marketing tool for the Company because many prospective buyers are unable to commit to purchase a new home until they are certain that they will be able to sell their existing home. Before the Company accepts a home into the program, an independent real estate broker examines the property to assess its marketability. The Company has entered into arrangements with various real estate brokers in the Indianapolis area to market the homes that the Company has agreed to purchase under this program.

Generally, construction of a home is begun only after a sales contract has been executed and the customer has received preliminary mortgage approval. The sales contract requires a cash deposit of $500 which is refundable only if the contingencies in the sales contract (such as mortgage financing or the sale of an existing home) are not met. Once the contingencies in the sales contract are satisfied, the Company typically requires an additional, nonrefundable cash deposit (which ranges from $1,000 to $14,000, depending on the type of financing being used by the purchaser) as a condition to starting construction of the home.

Customer Relations and Quality Control. The Company recognizes that for many customers, the purchase of a home represents the single largest investment they will ever make. The Company strives to ensure the soundness of this investment through the delivery of quality homes located in attractive communities. Accordingly, through every phase of the Company's operations from the beginning of the sales process through construction, closing and post-closing service, the Company strives to educate and involve the customer in the home-building process.

Each community under development has one or two sales representatives who assist the customer from the initial interview through the closing. Initially, the sales representative helps the customer select a floor plan from the appropriate home collection that meets the customer's desires. Thereafter, the sales representative is available throughout the entire building process to answer questions and direct concerns to the appropriate persons. The Company inspects the home with the customer at least twice prior to the closing. In addition, the Company asks its customers to complete customer satisfaction surveys at the time of the closing. The Company uses the results of these surveys to monitor the preferences of its customers and modify its home designs as necessary to meet these preferences.

The Company issues a warranty with each home covering workmanship and materials and provides to the homeowner warranty insurance from Home Buyers Warranty Corporation. The warranty provides coverage for ten years for structural matters, four years for the roof of the home and two years for other specified items. The Company has been designated a "Diamond Builder" by Home Buyers Warranty Corporation. To qualify for this status, a homebuilder must have a proven track record of quality construction, customer satisfaction and proper warranty performance and an excellent reputation in the community. The Company's warranty expense represented less than 0.5% of home sales revenue in both 2003 and 2004.

Management Information Systems. The Company utilizes a computerized database management information system that was designed to meet the Company's reporting needs. The system provides management with immediate information regarding the status of preconstruction, construction and closing activities relating to the Company's model and speculative homes, as well as homes sold by the Company under contract. The system also summarizes information regarding the sales price of the home, the responsible sales representative, the mortgage lender, the mortgage amount and whether an independent broker was involved in the sale. Detailed cost accounting data are generated for each home concerning actual and budgeted costs. The system enhances the Company's ability to monitor all aspects of the contracting, preconstruction, construction and closing stages of homes in the Company's backlog.

Mortgage Origination. The Company operates a wholly owned mortgage brokerage subsidiary, Davis Financial Services, LLC, d/b/a Davis Mortgage Services, to further assist the Company's customers in securing mortgage commitments. (For additional information regarding the ownership and management of Davis Financial Services, LLC, see "**Security Ownership of Management and Certain Security Owners**.") Davis Financial Services is approved by the Federal Department of Housing and Urban Development and is qualified to process FHA, VA and conventional loans and sell the servicing rights. The Company originates and brokers residential mortgages, primarily for homes sold to the Company's customers. Davis Financial Services generates income from yield spread premiums paid by the institutions which purchase the loans. The loans are sold by Davis Financial Services without recourse, and Davis Financial Services does not warehouse, package or service the loans. The Company will not commit to make a loan without a guaranteed firm commitment in place, with a set interest rate and price from the lender who will purchase the loan. As a result, Davis Financial Services does not incur any credit risk or market risk associated with loans that it originates.

A substantial percentage of the homes sold by the Company meet the dollar limits published in FHA and VA guidelines. FHA and VA financing generally enables buyers to purchase homes with lower down payments than the down payments required by conventional mortgage lenders, allowing a buyer to borrow up to 97% of the appraised value of the home for FHA financing and up to 100% for VA financing. As of June 30, 2005, the FHA financing limit for a one unit residence was $175,750 in Marion and the contiguous counties in Indiana.

Apartment Management. The Company manages seven apartment communities that are either conventionally financed or qualify for HUD financing or federal low-income housing tax credits under Section 42 of the Internal Revenue Code. The apartment communities total 1,179 units and were all developed by the Company or a related party of the Company. The Company does not intend to manage apartment communities other than those it currently manages. The Company has no plans to develop additional apartment communities in the future. The

Company has reduced its focus on developing additional apartment communities in order to emphasize its core homebuilding business.

Competition and Market Factors. The home-building industry is highly competitive and fragmented. The Company competes for home sales with national, regional and local developers and homebuilders, individual resales of existing homes and condominiums and available rental housing. The Company also competes for the acquisition of developed and undeveloped land on which to build homes or from which to sell lots. The Company's primary competitors are Ryland Homes, Centex Homes, KB Homes, Beazer Homes, Arbor Homes and CP Morgan Homes, two of which are privately owned and four of which are publicly owned entities. Most of the Company's competitors have greater financial and other resources than the Company. The Company is one of the leading builders in the Indianapolis area, and management believes the Company competes favorably as a result of price, quality construction and features, land development expertise, knowledge of the local real estate market and governmental permitting and approval process, and a favorable reputation in the Indianapolis area. The Company regularly surveys the prices and features offered by its competitors to ensure that its prices on a per-square-foot and per-standard-feature basis are at an appropriate level. The Company believes that its prices are competitive to those offered by its primary competitors.

Government Regulation and Environmental Matters. In order to develop land in the Indianapolis area, the Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. Through options and other limited recourse contractual arrangements, the Company typically controls land during the government approval process and only purchases the land after the planning and zoning process is complete. Obtaining the many necessary government approvals and permits for residential developments in the Indianapolis area is an extended process that generally takes approximately nine to twelve months and can involve a number of different governmental jurisdictions and agencies and considerable expense. The Company generally does not have any rights to develop a community until after it has received all required government approvals and permits. As with many other states throughout the country, Indiana has recently adopted legislation that allows municipalities to impose impact fees as a means of defraying the costs of providing certain governmental services and improvements to developing areas.

Additionally, the Company, through its mortgage broker subsidiary, Davis Financial Services, LLC, is subject to the rules and regulations of the federal Department of Housing and Urban Development's insured mortgage program. Davis Financial Services is also subject to the Indiana Department of Financial Institution's rules relating to mortgage brokers as it is a licensed mortgage broker. Although Davis Financial Services originates mortgage loans, neither it nor the Company is required to be licensed as a financial institution, thus neither is subject to federal or state financial services laws. In addition, another subsidiary of the Company, Davis Realty, Inc., is subject to the Indiana real estate brokerage laws. Davis Realty maintains its real estate brokers license primarily for the purpose of being able to list the Company's homes on the Indianapolis Metropolitan Board of Realtors' multiple listing service.

The Company is also subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning protection of health, worker safety and the environment. These laws may result in delays, cause the Company to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Prior to purchasing a parcel of land, the Company generally evaluates such land for the presence of hazardous or toxic materials, wastes or substances. To date, the Company has not experienced any material delays as a result of these laws, and the Company's operations have not been materially affected by the presence or potential presence of such materials.

Employees. As of June 30, 2005, the Company had 226 full-time employees. None of the Company's employees are covered by collective bargaining agreements, and management believes that few of the subcontractors that the Company engages are represented by labor unions or are subject to collective bargaining arrangements. Management believes that the Company's relations with its employees and subcontractors are good.

Legal Proceedings. The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse impact on the financial condition or results of operations of the Company.

DESCRIPTION OF PROPERTY

Facilities. The Company currently leases approximately 23,000 square feet of office space for its headquarters in Indianapolis, Indiana, pursuant to two leases with a related party, for an aggregate annual rent of approximately $445,000. Effective January 1, 2006, pursuant to an agreement to amend and restate the current leases, the Company will have a single lease for approximately 19,000 square feet of office space for its headquarters, which will be in the same location and with the same related party. Aggregate annual rent will be approximately $417,000. See "**Security Ownership of Management and Certain Security Owners**" and "**Certain Transactions**." The amended and restated lease will expire on December 31, 2011, and the Company will hold one renewal option on the lease for an additional five years. It is the Company's policy that any transaction between the Company and an officer, director or affiliate be on terms no less favorable to the Company than could be obtained from an unaffiliated third party.

In 2005, the Company entered into a lease with an unrelated third party for its new Davis Homes Design Studio. The Design Studio is a retail facility which contains approximately 11,000 square feet and replaces a portion of the reduced space in the headquarters office.

In 2002, the Company purchased approximately 75,000 square feet of industrial warehouse space in Indianapolis that it had previously leased for its building materials inventory and roof truss, wall panel and door assembly manufacturing plant.

Management believes that these facilities are sufficient for the conduct of the Company's business for the foreseeable future.

MANAGEMENT

Executive Officers and Managers

The managing member of the Company is Davis Holding Corporation ("DHC"), an Indiana corporation wholly owned by the Davis Family. The business and affairs of the Company are ultimately directed by DHC, as managing member, pursuant to applicable state law. The Company also has a Board of Managers consisting of Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis. Where appropriate, the titles in the table below relate to DHC.

Name	Age	Position
Charles R. Davis	72	Chairman
C. Richard Davis	46	Executive Vice President
Bradley C. Davis	45	Executive Vice President
Michael B. Davis	42	Executive Vice President
Jerry Crone	38	Chief Financial Officer (the Company only)
Matt Surface	31	General Manager of Davis Financial Services, LLC

Charles R. Davis has been Chairman, Chief Executive-Officer and a Director of Davis Holding Corporation since its inception in 1985. Mr. Davis attended Indiana University. Mr. Davis has been involved in the residential homebuilding business in Indianapolis for over 50 years. In 1951, Mr. Davis and his father, Oris E. Davis, co-founded the O.E. Davis Lumber Company, Inc. in Indianapolis. From the early 1950's until the company's sale in 1969, O.E. Davis Lumber Company built thousands of single family homes throughout Indiana. In 1969, Charles R. Davis sold the company, but Mr. Davis remained as Group Vice President and Chief Operating Officer of the home-building division of the purchaser until 1972. In 1974, Mr. Davis formed American Housing Corporation to engage in the construction and sale of single family homes in central Indiana; in 1978, American Housing acquired the business Mr. Davis had sold in 1969. In 1984, Mr. Davis sold American Housing. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

C. Richard Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1990. Mr. Davis graduated from Indiana University in 1981 with a business degree and from the University of Michigan School of Law in 1984. From 1984 to 1990, Mr. Davis was an attorney with the law firm of Sullivan and Cromwell in New York, New York, practicing in the areas of securities regulation and real estate finance. Mr. Davis is currently admitted to practice law in the states of Indiana and New York and formerly served as Chairman of the Board of Directors of the Better Business Bureau of Central Indiana and as Board member and Past-President of the Builders Association of Greater Indianapolis. Mr. Davis also serves as Vice Chairman of the Board of Directors of the AAA Hoosier Motor Club, H.M.C. Insurance Agency and Hoosier Motor Mutual Insurance Company. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

Bradley C. Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1994. Mr. Davis graduated from Indiana University in 1982 with a business degree and from Duke University in 1984 with a Masters in Business Administration. From the Company's inception in 1985 until 1991, Mr. Davis was President of Davis Homes of Indiana. In 1991, Mr. Davis became President of Davis International, Inc., an entity owned by the Davis

Family, and moved to Warsaw, Poland to oversee a residential project in which that entity had a joint venture interest. In 1993, Mr. Davis resigned from day-to-day management of the Company to build custom homes in Indianapolis under the name Brad Davis Custom Homes, Inc. From 1984 to 1985, Mr. Davis was a municipal bond trader with Merrill Lynch Capital Markets in New York, New York and Atlanta, Georgia. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

Michael B. Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1991. Mr. Davis graduated from Indiana University in 1984 with a bachelor's degree and from Indiana University School of Law in 1987. From 1990 to 1991, Mr. Davis was an attorney with the law firm of Johnson, Smith, Densborn, Wright & Heath in Indianapolis, Indiana, practicing in the areas of real estate finance and corporate and partnership law. From 1988 to 1990, Mr. Davis was an attorney with the law firm of Kirkland & Ellis in Chicago, Illinois, practicing in the area of real estate finance. Mr. Davis is admitted to practice law in the State of Indiana and serves on the Board of Directors of Concord Community Development Corporation, an Indianapolis based not-for-profit corporation dedicated to providing affordable housing in downtown Indianapolis. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

Matt Surface has been the General Manager of Davis Financial Services, LLC, a wholly-owned subsidiary of the Company, since February 2004. Prior thereto he was a loan officer for Davis Financial Services since joining the Company in 2002. Mr. Surface graduated from Indiana University with a degree in continuing studies in 1997.

Jerry Crone is the Chief Financial Officer of the Company and has served in that capacity since March, 2004, after joining the Company in 2003. Prior thereto he was with PricewaterhouseCoopers for eight years.

Charles R. Davis is the father of C. Richard Davis, Bradley C. Davis and Michael B. Davis.

Remuneration of Officers and Directors

The following table sets forth information with respect to the aggregate annual remuneration paid by the Company for services rendered during 2004 to the three most highly compensated executive officers of the Company. The Company is not a party to an employment agreement with any of the executive officers of the Company.

Summary Compensation Table

Name of Individual and Principal Capacities in Which Served	Year	Annual Remuneration
C. Richard Davis, Executive Vice President	2004	$210,000
Bradley C. Davis Executive Vice President	2004	$210,000
Michael B. Davis, Executive Vice President	2004	$210,000

Security Ownership of Management and Certain Securityholders

As a limited liability company, the Company is owned by its members. The following table sets forth the members of the Company and their respective ownership interests:

Title of Class	Name and Address of Owner	Percent of Class
Membership Interests	Davis Holding Corporation 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	1%
	Davis Investments, L.P. 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	99%

The ownership of Davis Holding Corporation, which is also the managing member of the Company, is set forth in the following table:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Charles R. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%
	C. Richard Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%

Bradley C. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%
Michael B. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%

Davis Investments, L.P. is a limited partnership which is beneficially owned as follows:

Title of Class	Name and Address of Owner	Percent of Class
General Partnership Interest	Davis Holding Corporation 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	1%
Limited Partnership Interest	C. Richard Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Bradley C. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Michael B. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Charles R. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	.30%

There are no outstanding options, warrants or rights to purchase membership interests in the Company. Additionally, the Company has not authorized any non-voting membership interests.

The Company has the following wholly-owned subsidiaries: Davis Financial Services, LLC, Home Guaranty Company, LLC, Centennial Management, LLC, Davis Land Development, LLC, Davis Wholesale, LLC, First Fidelity & Guaranty Co., Inc., and Davis Realty, Inc.

The Davis Family (see "**Glossary of Terms**") is also the beneficial owner of several related entities created for purposes of owning and managing specific apartment communities, which entities are affiliated with the Company, but are not consolidated with the Company for financial reporting or other purposes. The following table sets forth the names and owners of each of these entities, including the percentage of each entity beneficially held by the Davis Family:

Name/Owners	General Partnership Interest	Limited Partnership Interest	Total Interest Beneficially Held by the Davis Family
Autumn Chase Apartments, L.P.			100%
Autumn Chase, Inc.[1]	1%		
Charles R. Davis		10%	
Davis Homes, LLC		1%	
Davis Family Properties, LLC[1]		88%	
Hanna Village Apartments, L.P.			1.9%
Davis Homes, LLC	1.9%		
outside investors		98.1%	
Fort Harrison Housing, L.P.			100%
Fort Harrison Housing, Inc.[1]	1%		
Charles R. Davis		10%	
Davis Homes, LLC		1%	
Davis Family Properties, LLC[1]		88%	
Cedar Ridge Associates, L.P.			1.9%
Cedar Ridge Associates, LLC[2]	1.9%		
outside investors		98.1%	
Creekside Square Apartments, L.P.			1%
Davis Homes, LLC	1%		
outside investor		99%	
Crooked Creek Associates, L.P.			48.3%
Crooked Creek Associates, LLC[3]	2%		
Charles R. Davis		37.6%	
C. Richard Davis		2.9%	
Bradley C. Davis		2.9%	
Michael B. Davis		2.9%	
outside investors		51.7%	
Creekside Square Apartments II, L.P.			100%
Creekside Square Apartments II, LLC[4]	99%		
Davis Homes, LLC		1%	

[1] Autumn Chase, Inc., Davis Family Properties, LLC, and Fort Harrison Housing, Inc., are each owned by C. Richard Davis, Bradley C. Davis and Michael B. Davis, who each have a 33.3% interest in each entity.
[2] Cedar Ridge Associates, LLC, is owned by Charles R. Davis (99.01%), C. Richard Davis (.33%), Bradley C. Davis (.33%) and Michael B. Davis (.33%).
[3] Crooked Creek Associates, LLC, is owned by Charles R. Davis (99.01%), C. Richard Davis (.33%), Bradley C. Davis (.33%) and Michael B. Davis (.33%).
[4] Creekside Square Apartments II, LLC, is owned by Charles R. Davis (1%), C. Richard Davis (33%), Bradley C. Davis (33%) and Michael B. Davis (33%).

Finally, the Davis Family is the beneficial owner of a limited partnership which is the owner of an office building located at 3755 East 82nd Street in Indianapolis from which the Company leases office space. The following table sets forth the names and owners of this limited partnership, including the percentage of the limited partnership beneficially held by the Davis Family:

Name/Owners	General Partnership Interest	Limited Partnership Interest	Total Interest Beneficially Held by the Davis Family
White River Associates, L.P.			100%
White River Associates, Inc.*	1%		
C. Richard Davis		33%	
Bradley C. Davis		33%	
Michael B. Davis		33%	

*White River Associates, Inc. is a corporation owned solely by Charles R. Davis.

CERTAIN TRANSACTIONS

Operating Advances

As of June 30, 2005, certain of the Company's limited partnerships owe the Company operating advances. These advances totaled, in the aggregate, $1.9 million, of which $1.8 million is owed by Fort Harrison Housing, L.P. (For additional information regarding the ownership and management of each limited partnership, see "**Security Ownership of Management and Certain Security Owners**.") These operating advances, which are non-interest bearing, result from the Company's payment of certain construction or operating expenses for the apartment projects and are to be repaid from the operating cash flows of the respective limited partnerships.

Management Fees

The Company received fees of approximately $387,000 and $362,000 in 2004 and 2003, respectively ($198,000 for the six months ended June 30, 2005), in connection with the management of apartment communities owned by the Company's affiliated limited partnerships.

Affiliated Investments

As of June 30, 2005, the Company reported an aggregate of $311,000 in investments in certain affiliated entities. These amounts are reported in the Company's consolidated financial statements as prepaid expenses and other assets.

Office Lease

The Company leases office space from White River Associates, L.P. in an office building located at 3755 East 82nd Street in Indianapolis. C. Richard Davis, Michael B. Davis and Bradley C. Davis are the limited partners of White River Associates, L.P. and collectively hold 99% limited partnership interests in three equal shares. The general partner, with a 1% partnership interest, is White River Associates, Inc., a corporation wholly owned by Charles R. Davis. (For additional information regarding the ownership and management of White River Associates, L.P. and White River Associates, Inc., see "**Security Ownership of Management and Certain Security Owners**.") The Company currently leases approximately 23,000 square feet of office space for its headquarters in Indianapolis, Indiana, pursuant to two leases with a related party, for an aggregate annual rent of approximately $445,000. Effective January 1, 2006, pursuant to an agreement to amend and restate the current leases, the Company will have a single lease for approximately 19,000 square feet of office space for its headquarters, which will be in the same location and with the same related party. Aggregate annual rent will be approximately $417,000. The amended and restated lease will expire on December 31, 2011, and the Company will hold one renewal option on the lease for an additional five years. The Company currently occupies approximately 44% of the rentable space of the office building, but that will be reduced to approximately 37% under the amended and restated lease. The rent paid by the Company for this space is comparable, on a per-square-foot basis, to the rent paid by the other tenants of the office building.

Distributions

In 2004, the Company made distributions to the Davis Family of approximately $3.7 million in the aggregate. During the six months ended June 30, 2005, the Company made distributions to the Davis Family of approximately $1.8 million in the aggregate. These distributions included amounts representing prior earnings of the Company and amounts provided by the Company to the Davis Family so that they could make estimated federal and state tax payments on the income earned by the Company in 2003 and 2004 that is taxed on their individual tax returns.

Affiliate Transactions

It has been the Company's policy that any transaction between the Company and an officer, director or affiliate, including any future loans between the Company and an officer, director or affiliate, be on terms no less favorable to the Company than could be obtained from an unaffiliated third party. Additionally, since March 14, 1995, transactions with affiliates of the Company have been subject to the approval of a majority of the managers.

DESCRIPTION OF THE SUBORDINATED NOTES

The Notes will be issued under an indenture (the "Indenture") dated __________, 2005, between the Company and Mainsource Bank, as Trustee, a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The Indenture will not be qualified under the Trust Indenture Act under claim of exemption for issuances of $10,000,000 or less. The Trustee will also act as Paying Agent with respect to the Notes. The following statements are brief summaries of certain provisions of the Indenture and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to in this Offering Circular, it is intended that such provisions or defined terms be incorporated herein by reference.

General

The Notes will be issued in an aggregate principal amount limited to $5,000,000 with an interest rate of 9.5% and a maturity date of ____________, 2015.

The Notes will bear interest from the date of issuance payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2006 (for the period from the date of issuance through December 31, 2005) to the holders of record on the day preceding the interest payment date. (Sections 2.01, 2.02 and 4.01) The Notes are not convertible into membership interests or other securities of the Company.

Principal (and premium, if any) and interest will be payable at the office or agency maintained by the Company for such purpose in Greenwood, Indiana, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register maintained by the Trustee. (Sections 2.03, 2.12 and 4.01)

The Notes will be issued only in registered form in denominations of $1,000, subject to a minimum initial purchase of $5,000, and any integral multiple thereof. (Section 2.02). At any time after the execution and delivery of the Indenture and upon the request of the Company, the Trustee shall authenticate and deliver Notes executed by the Company as provided in the Indenture. No Note shall be valid or obligatory for any purpose unless so authenticated. (Section 2.02). The Company may charge a reasonable fee for registering transfers of the Notes and the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06)

Subordination of the Notes

The Notes represent unsecured general obligations of the Company. The Notes are subordinated in right of payment to all Senior Indebtedness of the Company, whether outstanding as of the date of this Offering or thereafter incurred. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, as defined in the Indenture, (iii) indebtedness of the Company to any of its subsidiaries (or from one subsidiary to another), (iv) $5 million of subordinated notes issued in 2001 with maturities of June 30, 2006 and 2008, (v) $5 million of subordinated notes issued in 2003 with maturity of April 15, 2011, or (vi) indebtedness or amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limit on the amount of Senior Indebtedness the Company may incur or have outstanding at any given time. (Article 6)

Redemption at the Company's Option

The Notes will not be redeemable prior to July 1, 2006. Thereafter, the Notes will be redeemable at the Company's option as a whole or from time to time in part on not less than 60 nor more than 90 days' notice by mail at 100% of the principal amount plus accrued interest to the date fixed for redemption (Section 3.01).

No Sinking Fund

No principal payments will be due with respect to the Notes prior to their maturity. The Indenture does not require, and the Company does not plan to, make any payments to a sinking fund for either principal or interest other than the Debt Service Reserve Fund described below.

Redemption at Death

Upon the death of a noteholder, Notes owned by the deceased noteholder may be tendered to the Company for redemption within sixty (60) days after the date of death. Notes tendered for redemption under this provision will be redeemed at par plus accrued interest, provided the Company shall not be obligated to redeem more than $100,000 in Notes under this provision in any twelve-month period. The Company shall have sixty (60) days to redeem the Notes. (Section 3.02)

Debt Service Reserve Fund

The Company will establish the Reserve Fund under the Indenture with cash equal to six (6) months interest on the Notes. The Reserve Fund shall be used to pay principal and interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. The Reserve Fund shall be maintained by the Trustee as a separate and distinct trust fund to be held, managed, invested, disbursed and administered as provided in the Indenture. The Trustee shall keep and maintain adequate records pertaining to the Reserve Fund, and all disbursements therefrom. If the amount in the Reserve Fund is at any time less than six (6) months interest on the Notes, the Company is required to deposit sufficient monies with the Trustee to bring the balance equal to six (6) months interest within ninety (90) days. (Section 4.02)

Upon deposit with the Trustee of monies sufficient to pay all principal of, premium, if any, and interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under the Indenture, or upon making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Reserve Fund, except monies necessary to pay principal of, premium, if any, and interest on the outstanding Notes, shall be remitted to the Company. (Section 4.02)

Certain Covenants

Maintenance of Total Members' Equity. If the total members' equity ("Equity") of the Company is less than $3,500,000 for two (2) consecutive quarters, the Indenture provides for the engagement of a consultant or financial advisor to assist in increasing Equity. If, after the consultant's engagement, the Equity then remains at less than $3,500,000 for four (4) additional consecutive quarters, the Indenture requires the Company to offer to repurchase ten percent

(10%) of the aggregate principal amount of the Notes then outstanding per fiscal quarter until such time as the Equity is equal to or greater than $3,500,000.

Offers to repurchase will be at 100% of principal plus interest accrued and unpaid to the repurchase date. The Notes to be repurchased will be selected by lot and will be repurchased on the last day of each fiscal quarter the Company is required to redeem such Notes. (Section 3.03)

Restricted Payments. The Indenture provides that the Company may not make any distribution or payment on its membership interests or to its members, as members (other than distributions to members to the extent necessary to pay the members' respective income tax liabilities associated with the Company and distributions payable in additional membership interests), or purchase, redeem or otherwise acquire or retire for value any membership interests of the Company (collectively, "Restricted Payments") if, at the time of such Restricted Payment, or after giving effect thereto, (i) a Default or an Event of Default under the Indenture shall have occurred and be continuing; (ii) the Equity of the Company is or will be, as a result of such Restricted Payment, less than $3,500,000 or (iii) the aggregate amount expended for such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee) subsequent to December 31, 2004 shall exceed the sum of (A) 25% of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis subsequent to December 31, 2004, provided, however, that if Total Member's Equity shall exceed $10,000,000 as of the end of any fiscal quarter, the percentage of Consolidated Net Income earned and used in the calculation after such date shall be 50%, (B) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be evidenced by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee), received by the Company from the issue or sale after December 31, 2004 of membership interests of the Company, including membership interests of the Company issued upon the conversion of indebtedness of the Company, other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable and (C) $1,000,000; provided, however, that the foregoing shall not prevent the retirement of any membership interests of the Company by exchange for, or out of proceeds of the substantially concurrent sale of, other membership interests (other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable), and neither such retirement nor the proceeds of any such sale or exchange shall be included in any computation made under clause (iii) above. (Section 4.07)

Offer to Purchase on Change of Control. Upon the occurrence of a Change of Control (as defined in the Indenture), the Company must make an offer to repurchase all of the then outstanding Notes in multiples of $1,000 within thirty (30) days of the Change of Control. This offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the holders of the Notes. The offer shall remain open from the time of mailing until five (5) days before the Redemption Date. (Section 3.04)

Annual Reports. The Company must file with the Trustee and the Underwriter audited financial statements no later than 120 days from the end of its fiscal year. Holders of the Notes may receive copies of such financial statements upon written request by such Holders to the Underwriter. (Section 4.03)

Payment of Taxes and Other Claims. The Company must pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property, unless the same is being contested in good faith by appropriate proceedings. (Section 4.05)

Maintenance of Properties. The Company must cause all of its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and must cause to be made all necessary repairs, renewals, replacements and improvements thereof, as in the judgment of the Company may be necessary to carry on its business. However, the Company is not prevented from discontinuing the maintenance and operation of its properties if the discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Notes. (Section 4.06)

Transactions with Affiliates. Neither the Company nor any Subsidiary may enter into a transaction, loan, advance, capital contribution or transfer with any Affiliate of the Company unless such transaction is reasonably determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of a Holder (as defined in the Indenture). (Section 4.10)

Transfer of Material Assets. Neither the Company nor any Subsidiary may sell or otherwise dispose of any material portion of its property or assets outside the ordinary course of business unless such transaction is reasonably determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary (including interest in its Subsidiaries). (Section 4.11)

Restrictions on Merger or Sale. The Indenture provides that the Company may not merge into or consolidate with another entity or transfer substantially all of its assets to another entity unless (i) the surviving company is a U.S. entity, (ii) the surviving company is bound by all the terms of the Indenture, (iii) no default (as defined below) or Event of Default would exist as a result of the transaction, and (iv) the consolidated net worth of the surviving entity is at least equal to the consolidated net worth of the Company immediately prior to such transaction. (Section 5.01)

Events of Default

Events of default are defined in the Indenture as being: (a) default in payment of any interest installment due on the Notes and not cured within ten (10) days; (b) default in payment of principal, or premium, if any; (c) default in performance of any other covenant in the Indenture that continues for thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in principal amount of the outstanding Notes; (d) certain events of bankruptcy, insolvency and reorganization of the Company; (e) a default under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000; and (f) a judgment in excess of $25,000 (or judgments aggregating $250,000 or more) is entered against the Company and such judgment is not satisfied or appealed (and execution stayed) within sixty (60) days. (Section 7.01)

The Indenture provides that, if an Event of Default shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding may declare the principal of all the Notes to be due and payable immediately. Upon certain conditions, such declaration may be annulled and past defaults (except, unless theretofore cured, a default in the payment of principal or premium, if any, or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding. (Sections 7.02 and 7.04)

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Note holders before proceeding to exercise any right or power under the Indenture at the request of the Note holders. (Section 8.06). The Indenture also provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that proceeding in the manner directed would be illegal or would involve it in personal liability or would be unjustly prejudicial to the holders of the Notes not consenting. (Section 7.05)

The Indenture provides that no Note holder may institute any action against the Company under the Indenture (except actions for payment of overdue principal, interest or any premium) unless such Note holder previously shall have given to the Trustee written notice of default and continuance thereof, and unless the holders of at least 25% in principal amount of Notes then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received directions inconsistent with such written request by the holders of not less than 50% in aggregate principal amount of the Notes then outstanding. (Section 7.06)

The Indenture requires the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and deliver to the Trustee within ten (10) days of the occurrence thereof, notice of any default described in clause (c) of the events of Default above. (Section 4.03). The Indenture provides that the Trustee shall, within sixty (60) days after the occurrence of a default, give to the holders of the Notes notices of all uncured defaults known to it; provided that, except in the case of a default in the payment of principal or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that withholding such notice is in the interest of the holders of the Notes. The term "Default" for the purpose of this provision shall mean the happening of any Events of Default specified above excluding any grace periods. (Section 8.05)

Modification of the Indenture

The Indenture contains provisions permitting the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Note holders, except that, without the consent of the holders of all outstanding Notes, no such supplemental indenture may (i) extend the stated maturity of any Note, or reduce the rate or extend the time of payment of interest thereon or reduce the principal amount thereof or premium thereon, or the amount payable thereon in the event of acceleration or the amount thereof payable in bankruptcy, or (ii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture. (Section 10.02)

Satisfaction and Discharge of Indenture

The Company may terminate its obligations, with certain exceptions, under the Indenture: (i) if all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii) if the Notes not already delivered to the Trustee for cancellation have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving notice of redemption and the Company irrevocably deposits in trust with the Trustee money or United States government obligations sufficient to pay principal of and interest on the Notes to maturity or redemption, as the case may be, and to pay all sums payable to the Trustee under the Indenture. (Section 9.01)

Defeasance

If the Company shall deposit with the Trustee, in trust, at or before maturity, money or United States government obligations in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will be sufficient, in the opinion of the Trustee, to pay the principal of and interest to maturity, or to the redemption date, as the case may be, with respect to the outstanding Notes to be paid or redeemed, as such principal and interest become due (provided that, if the Notes are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as provided in the Indenture or provisions satisfactory to the Trustee shall have been made for the giving of such notice), then all liability of the Company under the Indenture and in respect of the Notes (other than certain specified provisions such as those relating to transfers and exchanges, registrars and paying agents and payment of the Trustee's fees and expenses) shall cease to be of further effect, and the holders thereof shall thereafter be entitled to payment out of the money or securities deposited with the Trustee as aforesaid, unless the Company's obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (Sections 9.01, 9.02, and 9.04)

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Notes is the Trustee.

PLAN OF DISTRIBUTION

Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202 (the "Underwriter"), has agreed, subject to the terms and conditions of the Placement Agent Agreement (a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part), to place the Notes for the Company on a best efforts, minimum-maximum basis. The Underwriter has the right, pursuant to the Placement Agent Agreement, to establish co-agency relationships with other underwriters or dealers for purposes of obtaining subscriptions for the Notes and may allow a commission equal to up to 5.0% of the aggregate principal amount of the Notes sold by such co-agents. No underwriter intends to sell Notes to any discretionary accounts.

Proceeds from this offering will be deposited by noon of the next business day after receipt in an escrow account established with Mainsource Bank, for the benefit of the subscribers. If the minimum number of Notes (at least $2,650,000 in Notes) has not been sold on or before the Termination Date, subscribers will promptly receive a refund of their subscription. In addition, subscribers will receive a pro rata share of any interest earned on the escrow account less a pro rata share of the fees and expenses of the escrow agent (such fees and expenses may only be deducted from interest). The escrow agent may invest the proceeds received by it in short term United States Government obligations or short-term certificates of deposit issued by any bank, including the escrow agent if competitive. The Company has agreed to hold the escrow agent harmless from any and all liability regarding the administration of the escrow account and, if the interest earned thereon is insufficient, to pay the fees and expenses of the escrow agent.

If subscriptions for the minimum of $2,650,000 of Notes are received and accepted by the Termination Date, the Offering may be continued until all of the Notes are sold or the Company decides to terminate the Offering. The Company will accept the tender of a maximum of $1,500,000 of its currently outstanding subordinated notes which mature on June 30, 2006, as consideration for purchase of the Notes. The Company will pay the Underwriter a commission equal to 5.5% of the aggregate principal amount of the Notes sold, plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold. The Company has also agreed to reimburse the Underwriter for certain accountable out-of-pocket expenses incurred by the Underwriter in connection with this offering in an amount not to exceed $49,000.

The offer and sale of the Notes are being registered in Indiana and certain other states. Only residents of states in which the Notes have been registered will be permitted to purchase the Notes. Purchases of Notes by persons affiliated with the Company will not be counted for purposes of determining whether the minimum contingency has been met. Further, any purchases by affiliated persons must be made for investment purposes only, and not with the view toward the redistribution of the Notes. Purchases of Notes by tender of the Company subordinated notes maturing on June 30, 2006, will be counted for purposes of determining whether the minimum contingency has been met.

The Placement Agent Agreement provides for reciprocal indemnification and contribution between the Company and the Underwriter and their respective controlling persons against certain liabilities in connection with the Offering Statement of which the Offering Circular is a part, including liabilities under the Securities Act of 1933 (the "Act"), as amended.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Notes, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The issuance of the Notes is subject to certain conditions, including the conditions that no stop order suspending the qualification of this Offering Statement is in effect, no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission, that there has been no material adverse change in the condition of the Company from that set forth in the Offering Statement and that subscriptions for the minimum number of Notes have been received by the Termination Date.

VALIDITY OF THE NOTES

The validity of the Notes being offered hereby is being passed upon for the Company by C. Richard Davis of Indianapolis, Indiana, and for the Underwriter by Bose McKinney & Evans LLP, Indianapolis, Indiana. C. Richard Davis is a Director and Executive Vice President of Davis Holding Corporation, the managing member of the Company and is also a limited partner (with a 32.9% interest) of Davis Investments, L.P., which owns 99% of the Company. Bose McKinney & Evans LLP also generally provides legal services to Mainsource Bank which will serve as both Trustee and Escrow Agent.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements of the Company as of December 31, 2004, and 2003 and for each of the two years in the period ended December 31, 2004, included in this Offering Circular, were audited by Katz, Sapper & Miller, LLP, an independent accounting firm and were prepared in accordance with generally accepted accounting principles (GAAP) in the United States. The unaudited internal financial statements as of and for the six month periods ended June 30, 2005 and 2004, included in this Offering Circular, were prepared by the Company in accordance with GAAP in the United States.

ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission an Offering Statement under Regulation A of the 1933 Securities Act, with respect to securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Offering Statement and the exhibits filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fees prescribed by the Commission.

The Offering Statement may be inspected without charge at the Commission's principal office at 100 F Street, NE, Washington, D.C. 20549.

GLOSSARY OF TERMS

"Affiliate" means a person who, directly or indirectly, controls, is controlled by, or is under common control with the person specified herein.

"Cash Flow" means the Company's earnings that are derived from its normal operations, exclusive of extraordinary and nonrecurring items, less interest and dividends, plus certain noncash charges against earnings such as depreciation, depletion and amortization, determined according to generally accepted accounting principles.

"Control" means the power to direct or influence the direction of the management or policies of a person, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

"Davis Family" collectively means Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis.

"Empty Nester" means a person whose children are no longer living in the home.

"Equity Securities" means membership interests or similar securities and convertible securities, warrants, options or rights that may be converted into, or exercised to purchase, membership interests or similar securities.

"First Time Home Buyer" means a person who has not previously owned a home.

"First and Second Time Move-up Buyer" means a person who has previously owned a home (or more than one home) who is seeking a new, more expensive and generally larger home.

"Person" means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision of government, or any other legal entity.

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the offer made by this Offering Circular; and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Offering Circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful. Neither delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

DAVIS HOMES, LLC

CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2004 and 2003

and

INTERNALLY PREPARED
UNAUDITED FINANCIAL STATEMENTS

June 30, 2005 and 2004

DAVIS HOMES, LLC

INDEX TO FINANCIAL STATEMENTS

KATZ, SAPPER & MILLER

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street
Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Fax 317.580.2117

Independent Auditors' Report

To the Members of
Davis Homes, LLC

We have audited the accompanying consolidated balance sheets of Davis Homes, LLC as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in members' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Davis Homes, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
March 5, 2005

www.ksmcpa.com

DAVIS HOMES, LLC

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Dollars in Thousands)

ASSETS

	2004	2003
Cash	$ 694	$ 91
Restricted cash	1,010	1,183
Homes, land and construction in progress	62,810	60,723
Building materials inventory	977	874
Deposits on land and lots	2,944	3,104
Investments in and amounts due from related parties	2,409	3,167
Prepaid expenses and other assets	3,030	4,287
Property, plant and equipment, net	3,441	3,925
Total Assets	$ 77,315	$ 77,354

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
Accounts payable	$ 9,429	$ 5,817
Accrued expenses and other liabilities	3,927	4,475
Customer deposits	1,024	1,128
Notes payable and other obligations	48,911	52,234
Total Liabilities	63,291	63,654
Members' Equity:		
Paid-in capital	5,469	5,469
Undistributed earnings	8,555	8,276
Accumulated other comprehensive income (loss)		(45)
Total Members' Equity	14,024	13,700
Total Liabilities and Members' Equity	$ 77,315	$ 77,354

See accompanying notes.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004 and 2003
(Dollars in Thousands)

	2004	%	2003	%
Home sales	$ 168,523	100.0	$ 157,748	100.0
Cost of sales	141,142	83.8	132,552	84.0
Gross Profit from Home Sales	27,381	16.2	25,196	16.0
Other operating revenue, net	122	0.1	819	0.5
Financial services operating revenue	1,652	1.0	1,979	1.3
Total Other Operating Revenue	1,774	1.1	2,798	1.8
Gross Profit	29,155	17.3	27,994	17.7
Operating expenses				
Homebuilding				
Selling	15,328	9.1	14,687	9.4
General and administrative	7,258	4.3	7,501	4.8
	22,586	13.4	22,188	14.1
Financial services	1,541	0.9	1,664	1.1
Total Operating Expenses	24,127	14.3	23,852	15.1
Income from Operations	5,028	3.0	4,142	2.6
Interest expense	1,065	0.6	938	0.6
Net income	$ 3,963	2.4	$ 3,204	2.0

See accompanying notes.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2004 and 2003
(Dollars in Thousands)

	Paid-in Capital	Undistributed Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2002	$ 5,469	$ 7,491	$ (464)	$ 12,496
Net income		3,204		3,204
Other comprehensive income:				
Gain on cash flow hedges			419	419
Total Comprehensive Income				3,623
Distributions		(2,419)		(2,419)
BALANCE AT DECEMBER 31, 2003	5,469	8,276	(45)	13,700
Net income		3,963		3,963
Other comprehensive income:				
Gain on cash flow hedges			45	45
Total Comprehensive Income				4,008
Distributions		(3,684)		(3,684)
BALANCE AT DECEMBER 31, 2004	$ 5,469	$ 8,555	$ -	$ 14,024

See accompanying notes.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003
(Dollars in Thousands)

	2004	2003
OPERATING ACTIVITIES		
Net income	$ 3,963	$ 3,204
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	910	1,199
Loss from sale of property, plant and equipment	557	56
Change in certain assets and liabilities:		
Home, land and construction in progress	(2,087)	7,508
Building materials inventory	(103)	252
Deposits on land and lots	160	(3)
Investments in and amounts due from related parties	(350)	(943)
Prepaid expenses and other assets	1,097	826
Accounts payable	3,612	(3,029)
Accrued expenses and other liabilities	(503)	(404)
Customer deposits	(104)	(138)
Net Cash Provided By Operating Activities	7,152	8,528
INVESTING ACTIVITIES		
Decrease in restricted cash	173	2
Acquisition of property, plant and equipment	(886)	(913)
Proceeds from the sale of property, plant and equipment	63	
Net Cash (Used) in Investing Activities	(650)	(911)
FINANCING ACTIVITIES		
Proceeds from construction and development borrowings	146,594	124,358
Repayment of construction and development borrowings	(149,839)	(129,842)
Repayment on mortgage note payable	(78)	(72)
Distributions to members	(2,576)	(2,054)
Net Cash (Used) by Financing Activities	(5,899)	(7,610)
NET INCREASE IN CASH	603	7
CASH		
Beginning of Year	91	84
End of Year	$ 694	$ 91
NONCASH INVESTMENT AND FINANCING ACTIVITY		
Noncash investing and financing activities:		
Distributions of amounts due from related party to members	$ 1,108	$ 365

See accompanying notes.

DAVIS HOMES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Davis Homes, LLC is principally engaged in the construction of single-family homes for entry-level and first and second time move-up buyers in the Indianapolis metropolitan area and the development of land for residential home sites. In addition, Davis Homes, LLC provides apartment management, construction management and development services to other entities.

Davis Financial Services, LLC is an Indiana limited liability company which is primarily involved in the origination and brokerage of residential mortgages on homes sold by Davis Homes, LLC.

Principles of Consolidation: Davis Homes, LLC consolidates entities in which it has a significant ownership interest and management control is exercised by Davis Homes, LLC over the operations of those entities. Accordingly, the consolidated financial statements include the accounts of Davis Homes, LLC and its subsidiary operating companies (the "Company"), including Davis Financial Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition: Home sales are recognized at closing, when title passes to the buyer. The Company's homes are generally offered for sale in advance of their construction. The Company's homes are generally sold pursuant to standard purchase agreements entered into prior to commencement of construction. The Company's standard form purchase agreement for homes requires the customer to make an earnest money deposit prior to commencement of construction. This deposit may range from a nominal amount for an FHA or VA financed purchase to 2% to 3% of the purchase price for a buyer using conventional financing.

Other operating revenue primarily includes: (i) fees received for the performance of accounting and property management services for apartment complexes partially owned by a related party or for which the Company is the general partner (eight in 2004 and 2003); and (ii) loan origination fees and discount points charged to homebuyers of non-company-built homes by the mortgage brokerage subsidiary of the Company.

Amortization: Debt issuance and deferred financing costs included in prepaid expenses and other assets are amortized on a straight-line basis over the term of the loan agreement.

Homes, Land and Construction in Progress and Cost of Sales: Homes, land and construction in progress are carried at cost, which is less than net realizable value, and includes land, land development, direct and other construction costs, capitalized interest and real estate taxes.

At the time of residential home closings, cost of sales is charged with the actual construction costs incurred and an estimate of unbilled costs at the time of closing plus an allocation of land and land development, capitalized interest, real estate taxes and capitalizable common costs, based on the relative sales value method of accounting. Changes in the estimates of total costs to be incurred on land development projects, including changes in assumptions with respect to interest rates, will impact the cost of sales allocated to future lot sales. Significant increases in these estimated costs or interest rates will increase cost of sales and decrease gross margin in the event the Company is unable to pass these increases through to the buyer. The Company provides a warranty of workmanship and materials with each of its homes. Accordingly, a warranty reserve, based on the Company's historical experience, is established as home sales are closed. This reserve is reduced by the cost of subsequent work performed.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest Capitalization: Interest is capitalized to qualifying real estate inventories as incurred, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, *Capitalization of Interest Cost*, and charged to cost of sales as revenue from home sales is recognized.

Building Materials Inventory is stated at the lower of cost or market. Cost is determined under the weighted average cost method.

Property, Plant and Equipment are carried at cost less accumulated depreciation, and are principally depreciated using accelerated methods over the estimated useful lives of the assets. Significant additions and improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred. The cost and accumulated depreciation of property sold or retired are removed from the respective accounts and the resultant gains or losses, if any, are included in current operations.

Long-lived Assets, including the Company's property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, no adjustments to the carrying amount of long-lived assets have been required.

Derivative Instrument and Hedging Activities: The Company has entered into two derivative transactions principally to protect against the risk of interest rate movements, which expired in February, 2004 and October, 2003, respectively. The Company does not engage in speculative derivative transactions for trading purposes. Derivative financial instruments involve, to a varying degree, elements of market risk not recognized in the consolidated financial statements. Market risk related to derivative transactions entered into to protect against changes in interest rates is mitigated by the Company's use of (pay-fixed rates, receive variable rate) derivative instruments.

Derivative financial instruments also involve a level of credit risk. Such risk is primarily related to the possibility of nonperformance by the counterparties involved in the derivative transactions. The Company mitigates the risk of such nonperformance through its selection criteria for counterparties. The Company uses reputable financial institutions with high credit ratings as counterparties.

The Company had one interest rate swap agreement, with a notional amount of $5 million that expired on February 9, 2004. Under terms of the agreement, the Company paid 8.41%, and received a variable rate. The Company also had an interest rate swap agreement with a notional amount of $5 million which expired on October 31, 2003. Under terms of the agreement, the Company paid 9.67%, and received a variable rate.

When the Company enters into a derivative contract, it designates the derivative as a hedge of the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge). Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income or loss.

The Company documents the relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. The Company also assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in the statement of income currently.

Advertising costs are generally expensed as incurred and totaled $1,703,000 in 2004 and $1,559,000 in 2003.

Use of Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Variable Interest Entities: In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"), effective for non-public companies no later than fiscal years beginning after December 15, 2004. Under FIN 46R, a variable interest entity (VIE) is one in which the total equity at risk is not sufficient to finance the entity's activities without additional support, or the equity investors do not have the obligation to absorb the expected losses of the entity. FIN 46R requires the primary beneficiary of the VIE to consolidate the VIE's assets, liabilities, and results of operations for financial reporting purposes.

The Company has evaluated its interests in other entities and management has determined that the Company does not interact with a variable interest entity in which the Company would be considered the primary beneficiary. As a result, FIN 46R will not have a material impact on the Company's consolidated financial statements.

Reclassifications: Certain items in the 2003 consolidated financial statements have been reclassified to conform to the presentation in the 2004 consolidated financial statements.

NOTE 2 - CASH

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At December 31, 2004 and 2003, restricted cash includes escrow deposits of $110,000 and $283,000, respectively, $525,000, that is restricted pursuant to a subordinated note trustee agreement, and $375,000 that is restricted pursuant to a compensating balance arrangement with a lender.

NOTE 3 – ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective January 1, 2002, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. Accordingly, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of the instruments are either recognized periodically in earnings or in members' equity as a component of other comprehensive income depending on whether the instruments qualify for hedge accounting. Changes in fair values of instruments not qualifying for hedge accounting are reported in the statement of income. Prior to 2002, unrealized gains or losses on derivative instruments used for hedging losses on derivative instruments were generally not required to be reported in the consolidated financial statements.

For 2004 and 2003, gains of approximately $45,000 and $419,000, respectively, on cash flow hedges were charged to other comprehensive income. At December 31, 2004 and 2003, the Company's accumulated other comprehensive loss on interest rate swaps was $0 and $45,000, respectively. For 2004 and 2003, the Company recognized interest recoveries of $13,000, for the total ineffective portion of the interest rate swaps.

NOTE 4 - HOMES, LAND AND CONSTRUCTION IN PROGRESS

Homes, land and construction in progress are summarized as follows at December 31, 2004 and 2003 (in thousands):

	2004	2003
Developed land and homes under construction	$34,424	$33,140
Spec homes available for sale	11,379	9,945
Model homes	7,409	5,732
Land currently in development	6,958	7,159
Undeveloped land	2,640	4,747
	$62,810	$60,723

Capitalized interest included in real estate inventories at December 31, 2004 and 2003 aggregated approximately $2.1 million and $1.9 million, respectively.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at historical cost and are summarized as follows at December 31, 2004 and 2003 (in thousands):

	2004	2003
Building and leasehold improvements	$ 2,599	$ 2,536
Equipment and furniture	2,023	1,919
Model home furniture	1,478	3,171
Vehicle	155	148
Construction in progress	198	
	6,453	7,774
Less: Accumulated depreciation	(3,012)	(3,849)
Total Property, Plant and Equipment	$ 3,441	$ 3,925

Depreciation expense for 2004 and 2003 aggregated $750,000 and $1,058,000, respectively.

NOTE 6 – INTANGIBLE ASSETS

At December 31, 2004 and 2003, intangible assets consisted of the following (in thousands):

	2004		2003	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Debt issuance costs	$ 947	$406	$ 947	$252
Deferred financing costs	76	11	76	5
	$1,023	$417	$1,023	$257

The estimated amortization expense for each of the next five years is as follows: $160,283 in 2005, $142,299 in 2006, $62,690 in 2007 through 2009.

NOTE 7 – NOTES PAYABLE AND OTHER OBLIGATIONS

Notes payable and other obligations are summarized as follows at December 31, 2004 and 2003 (in thousands):

	2004	2003
Real estate and construction loans from banks	$35,274	$38,520
Subordinated notes	9,975	9,975
Building materials loan	2,000	2,000
Building mortgage	1,662	1,739
	$48,911	$52,234

Real estate and construction loans consist of land, land development and construction loans from financial institutions. The loans bear interest at annual rates ranging from prime minus .25% to prime plus .50%, which was 5.25% and 4.00% at December 31, 2004 and 2003, respectively, and are normally repaid through application of agreed upon amounts from the proceeds of home closings. The loan agreements include customary representations and covenants, including completion guarantees on land development projects. Outstanding indebtedness under these facilities is secured by liens on the Company's real estate inventories. The home construction loan agreements with these financial institutions allow the Company to borrow up to $70 million to finance the construction of homes. Under these agreements, $23.8 million was borrowed at an average rate of 5.00% at December 31, 2004.

On September 11, 2001, the Company offered for sale $5,000,000 of subordinated notes (the "2001 Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On September 27, 2001, October 26, 2001 and November 14, 2001, the Company closed on the sale of approximately $3.9 million, $700,000 and $400,000, respectively, of the 2001 Notes, and received proceeds of approximately $3.6 million, $600,000 and $370,000, respectively. The 2001 Notes bear interest at a weighted average rate of 10.75% and are subordinated to the Company's third-party debt. The 2001 Notes mature on June 30, 2006 and 2008 in equal installments of $2.5 million. The fair market value of the 2001 Notes, estimated using rates currently available to the Company for debt with similar terms and maturities, is not significantly different from book value at December 31, 2004 and 2003.

On March 12, 2003, the Company offered for sale $5,000,000 of subordinated notes (the "2003 Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On May 1, 2003 and June 30, 2003, the Company closed on the sale of approximately $2,878,000, and $2,122,000, respectively. The 2003 Notes bear interest at a weighted average rate of 10.00% and are subordinated to the Company's third-party debt. The 2003 Notes mature on April 15, 2011.

NOTE 7 – NOTES PAYABLE AND OTHER OBLIGATIONS (CONTINUED)

The building materials loan is secured by a lien on the Company's building materials inventory and bears interest at prime. Other indebtedness consists of various borrowings and other obligations.

In May 2002, the Company entered into a mortgage note of $1,845,000 on the building used in its wall panel and roof truss assembly operation. The mortgage note requires monthly payments of $17,000, including interest computed at 7.49% through June 2017, at which time all outstanding principal and interest are due. The note is secured by the related real estate.

Additionally, one of the beneficial owners of the Company has personally guaranteed loans of the Company aggregating $4.0 million and $6.4 million at December 31, 2004 and 2003, respectively.

At December 31, 2004, the future minimum aggregate principal maturities for the above obligations were as follows (in thousands):

Year Ending December 31	Principal
2005	$23,245
2006	13,655
2007	1,886
2008	2,867
2009	413

During 2004 and 2003, the Company paid $3.0 million and $4.2 million, respectively, for interest, including amounts capitalized of $3.3 million in each year.

NOTE 8 - INCOME TAXES

Davis Homes, LLC, a limited liability company, is generally not responsible for income taxes, as its members are taxed for their respective shares of the Company's taxable income at their individual income tax rates. Historically, the Company has made distributions to the members to enable them to pay the taxes on this income.

NOTE 9 - RELATED PARTY TRANSACTIONS

Investments in and amounts due from related parties as shown on the consolidated balance sheets represents investments in entities affiliated with the beneficial owners of the Company and amounts due from the beneficial owners of the Company or entities affiliated with these owners and is summarized as follows at December 31, 2004 and 2003 (in thousands):

	2004	2003
Advances	$1,818	$2,418
Management fee receivable	280	438
Investments in related parties	311	311
	$2,409	$3,167

Included in prepaid expenses and other assets are investments in affiliates of $183,000 at December 31, 2004 and 2003.

NOTE 9 - RELATED PARTY TRANSACTIONS (CONTINUED)

On January 1, 2003, the Company renewed an operating lease agreement with a limited partnership, in which each of the beneficial owners of the Company has an ownership interest to lease office space for a term of five years with two options to renew for five additional years. Lease payments were $450,000 and $445,000 in 2004 and 2003, respectively.

Other operating revenue includes approximately $387,000 and $362,000 in 2004 and 2003, respectively, for fees received in connection with managing the operations of eight apartment complexes, for which the Company or one of the beneficial owners of the Company serves as the general partner. The beneficial owners of the Company have aggregate ownership interests ranging from 1% to 100% in the limited partnerships.

Davis Investments, L.P., the majority owner of the Company, has a redemption obligation to a partner. As of December 31, 2004 future principal obligations to the partner total $1.6 million, which are paid through distributions from the Company.

The Company declared distributions of $3,684,000 and $2,419,000 during 2004 and 2003, respectively.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company has a retirement savings and profit-sharing plan for its employees which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at the rate of 50 cents per dollar up to 5% of total compensation. In addition, the Company may contribute a discretionary amount out of current or accumulated net income. Employees vest immediately in their contributions and vest in the Company contributions over a service period of five years. The Company's expenses for the Plan were $161,000 and $152,000 in 2004 and 2003, respectively.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space (from a related party) and certain equipment (from unrelated third parties) under noncancellable operating leases that expire at various dates through 2007. Rent expense under such leases aggregated $771,000 and $732,000 for 2004 and 2003, respectively.

Minimum annual rental commitments under noncancellable operating leases are as follows (in thousands):

Year Ending December 31	Rental Payments
2005	$ 737
2006	645
2007	590
2008	69
2009	57
Thereafter	63
	$2,161

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has entered into several agreements with various independent developers whereby it must purchase 991 residential building lots in various subdivisions. The lots range in price from $25,000 to $50,600. Together, the agreements required advance deposits of $2,102,100 and letters of credit totaling $150,000.

The deposits will be returned upon purchase of the last lots or credited against the price of the lots, depending on the terms of agreement. All of the agreements have been entered into without recourse to the Company. The agreements include certain restrictions, the most significant of which requires the Company to purchase a minimum number of lots each calendar month or quarter.

At December 31, 2004, the Company was required to make purchases as follows:

Year Ending December 31	Number of Lots
2005	410
2006	288
2007	165
2008	113
2009	15

In the normal course of business and pursuant to certain loan agreements and arrangements with certain municipalities, the Company guarantees completion of subdivision development work.

During 2000, the Company executed a sale-leaseback transaction for 37 model homes with a financial institution in accordance with a master sale and rental agreement. Total sales proceeds were approximately $5.7 million with a related model homes cost of approximately $4.8 million. In connection with the sale, the Company has a note receivable from the financial institution of approximately $600,000 payable upon completion of the lease term for each home, generally ranging from 12 months to 36 months. The note bears interest at LIBOR plus 4.5%. The cash proceeds upon closing were used to pay down Company debt.

For 2004 and 2003, the Company recognized approximately $78,000 and $169,000, respectively, of income relating to the sale-leaseback transaction. The remaining gain on sale is deferred and is being amortized to income based on the remaining lease term of the model homes. The Company generally expects to lease the model homes for periods ranging from 12 to 36 months depending on completion of the respective development. The total annual lease commitment under terms of the master sale and rental agreement as of December 31, 2004 is approximately $17,000.

The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse impact on the financial condition, results of operations or cash flows of the Company.

DAVIS HOMES, LLC

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2005 and 2004
(Dollars in Thousands)

ASSETS

	2005	2004
Cash	244	630
Restricted cash	1,026	1,386
Homes, land and construction in progress	64,219	63,350
Building materials inventory	1,498	1,041
Deposits on land and lots	2,757	2,903
Investments in and amounts due from related parties	2,570	3,566
Prepaid expenses and other assets	2,902	5,350
Property, plant and equipment, net	4,319	3,889
Total Assets	79,535	82,115

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
Accounts payable	7,375	7,905
Accrued expenses and other liabilities	3,452	5,003
Customer deposits	1,050	1,361
Notes payable and other obligations	55,449	55,083
Total Liabilities	67,326	69,352
Members' Equity:		
Paid-in capital	5,469	5,469
Undistributed earnings	6,740	7,280
Accumulated other comprehensive income (loss)	-	14
Total Members' Equity	12,209	12,763
Total Liabilities and Members' Equity	79,535	82,115

Unaudited Statements

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF INCOME
Six-month period ended June 30, 2005 and 2004
(Dollars in Thousands)

	June 30, 2005	%	June 30, 2004	%
Home Sales	76,731	100.0%	68,225	100.0%
Cost of Sales	66,192	86.3%	57,478	84.3%
Gross Profit from Home Sales	10,539	13.7%	10,747	15.7%
Other operating revenue, net	619	0.8%	755	1.1%
Financial services operating revenue	1,035	1.4%	825	1.2%
Total Other Operating Revenue	1,654	2.2%	1,580	2.3%
Gross Profit	12,193	15.9%	12,327	18.0%
Operating expenses:				
Homebuilding				
Selling	7,092	9.2%	7,244	10.6%
G&A	3,140	4.1%	3,055	4.5%
Financial Services	769	1.0%	785	1.1%
Total Operating Expenses	11,001	14.3%	11,084	16.2%
Income from Operations	1,192	1.6%	1,243	1.8%
Interest expense	1,177	1.5%	735	1.1%
Net (Income)/Loss	15	0.0%	508	0.7%

Unaudited Statements

DAVIS HOMES, LLC

CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2002 and 2001

DAVIS HOMES, LLC

INDEX TO FINANCIAL STATEMENTS

KATZ, SAPPER & MILLER

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street
Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Fax 317.580.2117

Independent Auditors' Report

To the Members of
Davis Homes, LLC

We have audited the accompanying consolidated balance sheet of Davis Homes, LLC as of December 31, 2002, and the related consolidated statements of income, changes in members' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The December 31, 2001 consolidated financial statements of Davis Homes, LLC were audited by other auditors, whose report dated April 14, 2002, expressed an unqualified opinion on those consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Davis Homes, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for derivative investments and hedging activities in 2001.

Katz, Sapper & Miller, LLP

KATZ, SAPPER & MILLER, LLP
Certified Public Accountants

Indianapolis, Indiana
March 14, 2003

DAVIS HOMES, LLC

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(Dollars in Thousands)

ASSETS

	2002	2001
Cash	$ 84	$ 187
Restricted cash	1,185	1,240
Homes, land and construction in progress-*Note 4*	68,306	66,916
Building materials inventory	1,126	1,482
Land and lot deposits	3,101	3,676
Amounts due from related parties-*Note 9*	1,609	1,414
Prepaid expenses and other assets	6,159	6,709
Property, plant and equipment, net-*Note 5*	4,126	4,100
Total Assets	$ 85,696	$ 85,724

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
Accounts payable	$ 8,846	$ 10,129
Accrued expenses and other liabilities	5,298	6,178
Customer deposits	1,266	1,237
Notes payable and other obligations-*Note 6*	57,790	54,553
Total Liabilities	73,200	72,097
Minority interests-*Note 8*		
Members' Equity:		
Paid-in capital	5,469	5,469
Undistributed earnings	7,491	8,684
Accumulated other comprehensive income (loss)-*Note 3*	(464)	(526)
Total Members' Equity	12,496	13,627
Total Liabilities and Members' Equity	$ 85,696	$ 85,724

See Accompanying Notes to Consolidated Financial Statements.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001
(Dollars in Thousands)

	2002	2001
Home sales	$ 172,884	$ 177,853
Cost of sales	143,688	145,109
Gross Profit from Home Sales	29,196	32,744
Other operating revenue, net	407	648
Gross Profit	29,603	33,392
Operating expenses		
Selling	15,066	14,481
General and administrative	9,066	10,333
Total Operating Expenses	24,132	24,814
Income from Operations	5,471	8,578
Interest expense	1,007	1,235
Minority interests	98	139
Net income	$ 4,366	$ 7,204

See Accompanying Notes to Consolidated Financial Statements.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2002 and 2001
(Dollars in Thousands)

	Paid-in Capital	Undistributed Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2000	$ 5,469	$ 3,879		$ 9,348
Net income		7,204		7,204
Other comprehensive income (loss):				
Cumulative effect of adoption of derivative instruments and hedging activities, cash flow hedge			$ (145)	(145)
Loss on cash flow hedges			(381)	(381)
Total Comprehensive Income				6,678
Distributions		(2,399)		(2,399)
BALANCE AT DECEMBER 31, 2001	5,469	8,684	(526)	13,627
Net income		4,366		4,366
Other comprehensive income:				
Gain on cash flow hedges			62	62
Total Comprehensive Income				4,428
Distributions		(5,559)		(5,559)
BALANCE AT DECEMBER 31, 2002	$ 5,469	$ 7,491	$ (464)	$ 12,496

See Accompanying Notes to Consolidated Financial Statements.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001
(Dollars in Thousands)

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 4,366	$ 7,204
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	1,001	985
Minority interest	98	139
Write-down of land held for development		231
Loss from sale of property, plant and equipment	60	8
Change in certain assets and liabilities		
Home, land and construction in progress	(1,390)	(9,375)
Building materials inventory	356	436
Land and lot deposits	575	(913)
Amounts due from related parties	(195)	(823)
Prepaid expenses and other assets	550	(3,180)
Accounts payable	(1,283)	2,094
Accrued expenses and other liabilities	(818)	1,863
Customer deposits	29	129
Net Cash Provided (Used) By Operating Activities	3,349	(1,202)
INVESTING ACTIVITIES		
Decrease in restricted cash	55	
Acquisition of property, plant and equipment	(1,272)	(621)
Proceeds from the sale of property, plant and equipment	52	69
Net Cash (Used) in Investing Activities	(1,165)	(552)
FINANCING ACTIVITIES		
Proceeds from construction and development borrowings	174,956	206,410
Repayment of construction and development borrowings	(173,297)	(202,141)
Borrowings on mortgage note payable	1,845	
Repayment on mortgage note payable	(34)	
Repayment of note payable to related party	(100)	
Payments under capital lease obligation		(78)
Distributions to minority interests	(98)	(256)
Distributions to members	(5,559)	(2,399)
Net Cash Provided (Used) by Financing Activities	(2,287)	1,536
NET (DECREASE) IN CASH	(103)	(218)
CASH		
Beginning of Year	187	405
End of Year	$ 84	$ 187
Noncash investing and financing activity:		
Reduction of capital lease payable due to exercise of purchase option	$ 133	

See Accompanying Notes to Consolidated Financial Statements.

DAVIS HOMES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Davis Homes, LLC is principally engaged in the construction of single-family homes for entry-level and first and second time move-up buyers in the Indianapolis metropolitan area and the development of land for residential home sites. In addition, Davis Homes, LLC provides apartment management, construction management and development services to other entities.

Principles of Consolidation: The Company consolidates entities in which it has a significant ownership interest and management control is exercised by the Company over the operations of those entities. Accordingly, the consolidated financial statements include the accounts of Davis Homes, LLC and its subsidiary operating companies (the "Company"), including Davis Financial Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenues Recognition: Home and lot sales are recognized at closing, when title passes to the buyer. The Company's homes are generally offered for sale in advance of their construction. To date, the Company's homes have been generally sold pursuant to standard purchase agreements entered into prior to commencement of construction. The Company's standard form purchase agreement for homes requires the customer to make an earnest money deposit prior to commencement of construction. This deposit may range from a nominal amount for an FHA or VA financed purchase to 2% to 3% of the purchase price for a buyer using conventional financing.

Other operating revenue primarily includes: (i) fees received for the performance of construction management or development services for apartment complexes owned by partnerships partially owned by a related party, or in which the Company serves as the general partner (one in 2002 and 2001); (ii) fees received for the performance of accounting and property management services for apartment complexes partially owned by a related party (eight in 2002 and 2001) or for which the Company is the general partner; and (iii) loan origination fees and discount points charged to homebuyers of non-company-built homes by the mortgage brokerage subsidiary of the Company.

Homes, Land and Construction in Progress and Cost of Sales: Homes, land and construction in progress are carried at cost, which is less than net realizable value, and includes land, land development, direct and other construction costs, capitalized interest and real estate taxes.

At the time of residential home closings, cost of sales is charged with the actual construction costs incurred and an estimate of unbilled costs at the time of closing plus an allocation of land and land development, capitalized interest, real estate taxes and capitalizable common costs, based on the relative sales value method of accounting. At the time of lot sale closings, cost of sales is charged with an allocation of the total estimated costs of land and land development, capitalized interest, real estate taxes and other capitalizable common costs based on the relative sales value method of accounting. Changes in the estimates of total costs to be incurred on land development projects, including changes in assumptions with respect to interest rates, will impact the cost of sales allocated to future lot sales. Significant increases in these estimated costs or interest rates will increase cost of sales and decrease gross margin in the event the Company is unable to pass these increases through to the buyer. The Company provides a warranty of workmanship and materials with each of its homes. Accordingly, a warranty reserve, based on the Company's historical experience, is established as home sales are closed. This reserve is reduced by the cost of subsequent work performed.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest Capitalization: Interest is capitalized to qualifying real estate inventories as incurred, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, *Capitalization of Interest Cost*, and charged to cost of sales as revenue from home sales or lot sales is recognized.

Building Materials Inventory: Inventories are stated at the lower of cost or market. Costs are determined under the weighted average of cost method.

Property, Plant and Equipment are carried at cost less accumulated depreciation, and are principally depreciated using accelerated methods over the estimated useful lives of the assets. Significant additions and improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred. The cost and accumulated depreciation of property sold or retired are removed from the respective accounts and the resultant gains or losses, if any, are included in current operations.

Long-lived Assets, including the Company's property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, no adjustments to the carrying amount of long-lived assets have been required.

Derivative Instrument and Hedging Activities: The Company has entered into two derivative transactions principally to protect against the risk of interest rate movements. The Company does not engage in speculative derivative transactions for trading purposes. Derivative financial instruments involve, to a varying degree, elements of market risk not recognized in the consolidated financial statements. Market risk related to derivative transactions entered into to protect against changes in interest rates is mitigated by the Company's use of (pay-fixed rates, receive variable rate) derivative instruments.

Derivative financial instruments also involve a level of credit risk. Such risk is primarily related to the possibility of nonperformance by the counterparties involved in the derivative transactions. The Company mitigates the risk of such nonperformance through its selection criteria for counterparties. The Company uses reputable financial institutions with high credit ratings as counterparties.

The Company had two interest rates swap agreements at December 31, 2002 and 2001, with notional amounts of $5,000,000 each. Under terms of the respective agreements, the Company pays 9.67% and 8.41%, through October 31, 2003 and February 9, 2004, respectively, and receives a variable rate.

When the Company enters into a derivative contract, it designates the derivative as a hedge of the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge). Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income or loss.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company documents the relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. The Company also assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in the statement of income currently.

Use of Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain items in the 2001 footnotes to the consolidated financial statements have been reclassified to conform to the 2002 footnote presentation.

NOTE 2 - CASH

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At December 31, 2002 and 2001, restricted cash includes escrow deposits of $131,000 and $460,000, respectively, $680,000 and $405,000, respectively, that is restricted pursuant to a subordinated note trustee agreement, and $375,000 at December 31, 2002 and 2001, that is restricted pursuant to a compensating balance arrangement with a lender.

NOTE 3 - ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, effective January 1, 2001. Accordingly, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of the instruments are either recognized periodically in earnings or in members' equity as a component of other comprehensive income depending on whether the instruments qualify for hedge accounting. Changes in fair values of instruments not qualifying for hedge accounting are reported in the statement of income. Prior to 2001, unrealized gains or losses on derivative instruments used for hedging losses on derivative instruments were generally not required to be reported in the consolidated financial statements.

While the adoption of SFAS No. 133 did not have a material impact on the Company's operations, it resulted in a $145,000 loss to be recorded in other comprehensive income at January 1, 2001. For the years ended December 31, 2002 and 2001, gains (losses) of approximately $62,000 and $(381,000), respectively, on cash flow hedges were charged to other comprehensive income. At December 31, 2002 and 2001, the Company's accumulated other comprehensive loss on interest rate swaps was approximately $464,000 and $526,000, respectively.

For 2002 and 2001, the Company recognized interest expense of approximately $12,000 and $48,000, respectively, for the total ineffective portion of the interest rate swaps.

NOTE 4 - HOMES, LAND AND CONSTRUCTION IN PROGRESS

Homes, land and construction in progress are summarized as follows at December 31, 2002 and 2001 (in thousands):

	2002	2001
Homes and related lots in production	$ 34,270	$ 36,934
Residential land and development costs	20,766	16,771
Spec homes available for sale	6,396	8,185
Model homes	4,980	4,422
Commercial land and development costs	1,894	604
	$ 68,306	$ 66,916

Capitalized interest included in real estate inventories at December 31, 2002 and 2001 aggregated approximately $2.1 million.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at historical cost and are summarized as follows at December 31, 2002 and 2001 (in thousands):

	2002	2001
Building and leasehold improvements	$ 2,844	$ 1,975
Equipment and furniture	2,263	1,967
Model home furniture	3,067	3,945
Building under capital lease		360
Vehicle	148	116
	8,322	8,363
Less: Accumulated depreciation	(4,196)	(4,263)
Total Property, Plant and Equipment	$ 4,126	$ 4,100

Depreciation expense for the years ended December 31, 2002 and 2001 aggregated $1,001,000 and $985,000, respectively.

NOTE 6 - NOTES PAYABLE AND OTHER OBLIGATIONS

Notes payable and other obligations are summarized as follows at December 31, 2002 and 2001 (in thousands):

	2002	2001
Real estate and construction loans from banks	$ 46,779	$ 45,020
Subordinated notes	7,200	7,200
Building materials loan	2,000	2,000
Building mortgage	1,811	
Other indebtedness		233
	$ 57,790	$ 54,453

NOTE 6 - NOTES PAYABLE AND OTHER OBLIGATIONS (CONTINUED)

Real estate and construction loans consist of land, land development and construction loans from financial institutions. The loans bear interest at annual rates ranging from prime to 1.0% over prime, which was 4.25% and 5.0% at December 31, 2002 and 2001, respectively, and are normally repaid through application of agreed upon amounts from the proceeds of lot and home closings. The loan agreements include customary representations and covenants, including completion guarantees on land development projects. Outstanding indebtedness under these facilities is secured by liens on the Company's real estate inventories. The home construction loan agreements with these financial institutions allow the Company to borrow up to $80.5 million to finance the construction of homes. Under these agreements, $46.8 million was borrowed at an average rate of 4.25% at December 31, 2002.

On February 10, 1995, the Company offered for sale $5,000,000 of subordinated notes (the "Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On March 14, 1995, and May 12, 1995, the Company closed on the sale of $3.7 million and $1.3 million, respectively, of the Notes, receiving proceeds of $3.4 million and $1.2 million, respectively (net of underwriting commissions and expenses of these offerings). The Notes bear interest at a weighted average interest rate of 11.6% and are subordinate to the Company's third-party debt. The Company repaid $1.2 million of the Notes in 1998, $1.6 million of the Notes in 2000, and $2.2 million mature on January 1, 2005.

On September 11, 2001, the Company offered for sale $5,000,000 of subordinated notes (the "Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On September 27, 2001, October 26, 2001 and November 14, 2001, the Company closed on the sale of approximately $3.9 million, $700,000 and $400,000, respectively of the Notes. The Company received proceeds of approximately $3.6 million, $600,000 and $370,000, respectively. The Notes bear interest at a weighted average rate of 10.75% and are subordinated to the Company's third-party debt. The Notes mature on June 30, 2006 and 2008 in equal installments of $2.5 million. The fair market value of the Notes, estimated using rates currently available to the Company for debt with similar terms and maturities, is not significantly different from book value at December 31, 2002 and 2001.

The building materials loan is secured by a lien on the Company's building materials inventory and bears interest at prime. Other indebtedness consists of various borrowings and other obligations.

In 1998, the Company entered into a five-year lease of a building for use in its construction operations. The terms of the lease provided the Company with a purchase option on the building on each anniversary date of the lease inception. During 2002, the Company exercised the purchase option for the building at a cost of approximately $698,000. In May 2002, the Company entered into a mortgage note of $1,845,000 on this building. The mortgage note requires monthly payments of $17,000, including interest computed at 7.49% through June 2017 at which time all outstanding principal and interest are due. The note is secured by the related real estate.

Additionally, one of the beneficial owners of the Company has personally guaranteed loans of the Company aggregating $10.1 million and $12.9 million at December 31, 2002 and 2001, respectively.

NOTE 6 - NOTES PAYABLE AND OTHER OBLIGATIONS (CONTINUED)

At December 31, 2002, the future minimum aggregate principal maturities for the above obligations were as follows (in thousands):

Year Ended December 31	Principal
2003	$ 46,565
2004	2,278
2005	2,369
2006	2,590
2007	97

During the years ended December 31, 2002 and 2001, the Company paid $4.3 million and $5.5 million, respectively, for interest, including amounts capitalized of $3.3 million and $4.3 million, respectively.

NOTE 7 - INCOME TAXES

Davis Homes, LLC, a limited liability company, is generally not responsible for income taxes, as its members are taxed for their respective shares of the Company's taxable income at their individual income tax rates. Historically, the Company has made distributions to the members to enable them to pay the taxes on this income.

NOTE 8 - MINORITY INTERESTS

During 2002 and 2001, the Company was acting as general partner with ownership interests of 50% in one and two limited partnerships, respectively, formed to acquire and develop certain land for the sale of lots. The partnerships were formed in 1994 and 1996. Income from the limited partnerships' operations was allocated to the general and limited partners based on the relative ownership interests, as outlined in the respective partnership agreements. These partnerships ceased operations with the sale of remaining lots. Distributions with respect to the limited partnerships were paid as outlined in the respective agreements.

A reconciliation of the minority interests account balance as of December 31, 2002 and 2001 is as follows (in thousands):

	2002	2001
Minority interests in net assets at beginning of year	$ -	$ 117
Interest in net income of the partnerships	98	139
Distributions	(98)	(256)
Minority interests in net assets at end of year	$ -	$ -

NOTE 9 - RELATED PARTY TRANSACTIONS

Notes payable and other obligations at December 31, 2001 includes a demand note of $100,000, with an annual interest rate of 12%, which was entered into between the Company and an in-law of one of the beneficial owners in September 1994. The note was repaid during 2002.

NOTE 9 - RELATED PARTY TRANSACTIONS (CONTINUED)

Amounts due from related parties as shown on the consolidated balance sheet represents amounts due from the beneficial owners of the Company or entities affiliated with these owners and is summarized as follows at December 31, 2002 and 2001 (in thousands):

	2002	2001
Construction fee receivable	$ 110	$ 311
Advances	1,499	1,103
	$ 1,609	$ 1,414

Included in prepaid expenses and other assets are investments in affiliates of $183,500 at December 31, 2002 and 2001.

On January 1, 2003, the Company renewed an operating lease agreement with a limited partnership, in which each of the beneficial owners of the Company has an ownership interest to lease office space for a term of five years with two options to renew for five additional years. Lease payments were $411,000 and $364,000 in 2002 and 2001, respectively.

Other operating revenue includes approximately $417,500 and $406,000 in 2002 and 2001, respectively, for fees received in connection with managing the operations of eight apartment complexes, for which the Company or one of the beneficial owners of the Company serves as the general partner. The beneficial owners of the Company have aggregate ownership interests ranging from 1% to 100% in the limited partnerships. Other operating revenue also includes approximately $177,100 and $155,000 in 2002 and 2001, respectively, related to the performance of construction management services for apartment complexes owned by limited partnerships in which the Company serves is a limited partner.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company has a retirement savings and profit-sharing plan for its employees which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at the rate of 50 cents per dollar up to 5% of total compensation. In addition, the Company may contribute a discretionary amount out of current or accumulated net income. Employees vest immediately in their contributions and vest in the Company contributions over a service period of five years. The Company's expenses for the Plan were $204,000 and $186,000 in 2002 and 2001, respectively.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space (from a related party) and certain equipment (from unrelated third parties) under noncancellable operating leases that expire at various dates through 2007. Rent expense under such leases aggregated $714,000 and $726,000 for the years ended December 31, 2002 and 2001, respectively.

Minimum annual rental commitments under noncancellable operating leases are as follows (in thousands):

Year Ended December 31	Rental Payments
2003	$ 701
2004	680
2005	571
2006	496
2007	449
	$2,897

Other Commitments: The Company has entered into several agreements with various independent developers whereby it must purchase 1,129 residential building lots in various subdivisions. The lots range in price from $20,600 to $44,900. Together, the agreements required advance deposits of $2,931,000 and letters of credit totaling $100,000.

The deposits will be returned upon purchase of the last lots or credited against the price of the lots, depending on the terms of agreement. All of the agreements have been entered into without recourse to the Company. The agreements include certain restrictions, the most significant of which requires the Company to purchase a minimum number of lots each calendar month.

At December 31, 2002, the Company was required to make purchases as follows:

Payable in	Number of Lots
2003	589
2004	264
2005	182
2006	60
2007	24
Thereafter	10

In the normal course of business and pursuant to certain loan agreements and arrangements with certain municipalities, the Company guarantees completion of subdivision development work.

During 2000, the Company executed a sale-leaseback transaction for 37 model homes with a financial institution in accordance with a master sale and rental agreement. Total sales proceeds were approximately $5.7 million with a related model homes cost of approximately $4.8 million. In connection with the sale, the Company has a note receivable from the financial institution of approximately $600,000 payable upon completion of the lease term for each home, generally ranging from 12 months to 36 months. The note bears interest at LIBOR plus 4.5%. The cash proceeds upon closing were used to pay down Company debt.

NOTE 9 - RELATED PARTY TRANSACTIONS (CONTINUED)

For the years ended December 31, 2002 and 2001, the Company recognized approximately $128,000 and $250,000, respectively, of income relating to the sale-leaseback transaction. The remaining gain on sale is deferred and is being amortized to income based on the remaining lease term of the model homes. The Company generally expects to lease the model homes for periods ranging from 12 to 36 months depending on completion of the respective development. The total annual lease commitment under terms of master sale and rental agreement for the year ended December 31, 2002 is approximately $272,000.

The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse impact on the financial condition, results of operations or cash flows of the Company.

NOTE 12 - SUBSEQUENT EVENT

On March 12, 2003, the Company offered subordinated notes of a maximum $5 million (minimum $2.65 million) maturing in May 2011. The note proceeds will be used to redeem $2.2 million of the 12% subordinated notes due on January 1, 2005, with any excess proceeds to be used for working capital. The offering is expected to close in May 2003.

Exhibit Index

Exhibit No.	Document
1.1	Form of Placement Agent Agreement
2.1	Articles of Organization of Davis Homes, LLC
2.2	Operating Agreement of Davis Homes, LLC
2.3	Articles of Incorporation of Davis Holding Corporation
2.4	By-Laws of Davis Holding Corporation
2.5	Shareholder Agreement of Davis Holding Corporation
2.6	Articles of Organization of Davis Financial Services, LLC
2.7	Operating Agreement of Davis Financial Services, LLC
3.1	Form of Subordinated Note
4.1	Form of Indenture of Trust
6.01	Amended and Restated Revolver Loan Agreement with Home Guaranty Company, LLC and First Indiana Bank, N.A., dated November 30, 2004
6.02	Amended and Restated Loan Agreement with Fifth Third Bank, dated December 15, 2004
6.03	Credit Agreement with The Huntington National Bank, dated April 1, 2001, as amended and restated
6.04	Loan Agreement with Salin Bank and Trust Company dated February 19, 2002, as amended
6.05	Loan Agreement with Salin Bank and Trust Company dated June 15, 2004, as amended
6.06	Revolving Note and Credit Agreement with Union Planters Bank, N.A., dated August 9, 2001, as amended
6.07	Crooked Creek Associates Management Agreement
6.08	Cedar Ridge Associates, L.P. Management Agreement
6.09	Creekside Square Apartments, L.P. Management Agreement
6.10	Creekside Square Apartments II, L.P. Management Agreement
6.11	Hanna Village Apartments, L.P. Management Agreement
6.12	Harrison Park Apartments Management Agreement
6.13	Autumn Chase Apartments Management Agreement
6.14	White River Associates, L.P. Lease Agreements
6.15	Agreement to Amend and Restate Lease Agreement with White River Associates, L.P.
6.16	Lease with Meridian North Investments, L.P., dated September 16, 2004
9.1	Form of Escrow Agreement
10.1	Consent of Katz, Sapper & Miller, LLP
10.2	Consent of C. Richard Davis, Esq (Contained in 11.1)

10.3	Consent and Certification of Indiana Securities, LLC
11.1	Opinion of C. Richard Davis, Esq
15.1	List of Subsidiaries and Affiliates

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, who is an officer of the managing member of the Company, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the 6 day of October, 2005.

DAVIS HOMES, LLC
By: Davis Holding Corporation, its managing member

By: ______________________
C. Richard Davis, Executive Vice President of Davis Holding Corporation

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title (Capacity)	Date
Charles R. Davis	Chief Executive Officer of the Company and Chairman of Davis Holding Corporation (Chief Executive Officer)	October ____, 2005
C. Richard Davis	Executive Vice President and Director of Davis Holding Corporation	October 6, 2005
Bradley C. Davis	Director of Davis Holding Corporation	October 6, 2005
Michael B. Davis	Director of Davis Holding Corporation	October 6, 2005
Jerry Crone	Vice President and Chief Financial Officer of Davis Holding Corporation	October 6, 2005

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